UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 21, 2016	By:	/s/ Rachel Agnew

	Name:	Rachel Agnew
	Title:	Company Secretary

bhpbilliton
Integrity Resilience Growth Sustainability Report 2016

Our Charter
We are BHP Billiton, a leading global resources company.
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
Our Values Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our teams are inclusive and diverse.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew S Mackenzie
Andrew Mackenzie
Chief Executive Officer
In this Sustainability Report
Chief Executive Officer’s Review 1
Samarco 2
BHP Billiton locations 6
Our sustainability context 8
United Nations Sustainable Development Goals 10
Sustainability at a glance 12
Managing our responsibility for people’s safety 14
Contributing to local and national economies and beyond 17
Climate change: Building and managing a resilient portfolio 20
Operating with ethics and integrity 26
Responsibly managing and enabling a resilient environment 30
Actively supporting communities 36
Engaging with Indigenous Peoples 41
Realising and respecting human rights 46
Leading inclusion and diversity 50
Addressing potential health impacts associated with our operations 54
About this Sustainability Report 57
Appendix 58
About this Sustainability Report – boundary
This Sustainability Report covers BHP Billiton’s assets (including those under exploration, projects in development or execution phases and closed operations) that have been wholly owned and operated by BHP Billiton and assets that have been owned as a joint operation and operated by BHP Billiton (referred to in this Report as ‘assets’, ‘operated assets’ or ‘operations’) during the period from 1 July 2015 to 30 June 2016. Our Marketing and functions are also included.
BHP Billiton’s assets also include those that are owned as a joint venture but not operated by BHP Billiton (non-operated joint ventures). While our non-operated joint ventures are not included within the scope of this Sustainability Report, we have included a section on Samarco – our non-operated joint venture between BHP Billiton Brasil Ltda and Vale S.A. In addition, this Sustainability Report includes a limited number of references to key issues at our other non-operated joint ventures.
Further details on the approach, boundary and scope of this Sustainability Report are on page 57.

Chief Executive Officer’s Review
‘Our Charter value of Sustainability is core to our strategy and is integrated into everything we do.’
Andrew Mackenzie
Chief Executive Officer
It has been 20 years since BHP Billiton published its first Environment Report. Since then, across a variety of conditions and challenges, we have reported on the progress of our sustainability goals. While this year’s report again tracks our performance in health and safety, environmental responsibility and community engagement, it does so against a backdrop of the tragedy at Samarco.
Our thoughts and our disclosures naturally start with the tragic failure of the Fundão dam at our non-operated joint venture operation with Vale in Brazil on 5 November 2015. We are deeply sorry to all who have been impacted by this tragedy, in particular to the families and friends of the 19 people who died, as well as those who have lost their homes or livelihoods.
Our response to this tragedy is a priority for BHP Billiton. We will work tirelessly with the mine operator, Samarco Mineração S.A., our joint venture partner Vale, the community and the Brazilian authorities in the response effort. We are committed to doing the right thing both now and in the long term.
Across all of our operations we are as committed as ever to plan for and deliver long-term economic and social development outcomes in the countries in which we operate.
In FY2016, we acted to reduce the environmental footprint of our operations, keep our people and communities healthy and safe, and create long-term social and environmental value.
Our leadership position on climate change guides our approach across our entire portfolio. Last year, we reported on the resilience of our portfolio in a range of scenarios through our Climate Change Portfolio Analysis and we made significant disclosures on how we address climate risk and the impacts of climate change in our operations.
This is consistent with our commitment to enhance transparency across our business – as outlined in this report, in our separate Economic contribution and payments to governments Report, and in our work with leading organisations to advance transparency and disclosure in the extractives sector.
We know our licence to operate also carries a responsibility to contribute to the development of our host countries. The United Nations Sustainable Development Goals (SDGs) represent the world’s agenda for equitable, socially inclusive and environmentally sustainable economic development. We agree the resources industry has the opportunity to advance the SDGs and this report demonstrates our dedication to the important objectives embodied in the SDGs.
Through a new Global Inclusion and Diversity Council, which I chair, we have made it a company priority to achieve a diverse and inclusive workforce. When our workforce is more inclusive and diverse, we produce better outcomes, our safety results are better, production is more stable, employee engagement is higher and staff turnover is lower.
Over the year ahead, we will make advances in this important area and focus on our strategic sustainability goals, which include our Indigenous Peoples Strategy, Social Investment Framework and commitment to safety.
The success of our Company is only made possible by the dedication of our people, partners and host communities. I thank everyone who has contributed. We will work with our team of 65,000 dedicated people in FY2017 to build upon our performance across every element of sustainability.
Andrew S Mackenzie
Andrew Mackenzie
Chief Executive Officer
BHP Billiton Sustainability Report 2016 1

Samarco
A brief overview of Samarco
Samarco Mineração (Samarco) is a non-operated joint venture, owned by BHP Billiton Brasil Ltda (BHP Billiton Brasil) and Vale S.A. (Vale), each having a 50 per cent shareholding. The Samarco operations comprise an iron ore mine, and processing and concentration facilities located in Bento Rodrigues in the Mariana region of the State of Minas Gerais, and four pellet plants and a port located in the state of Espirito Santo.
Failure of Samarco’s Fundão dam – the impacts
On 5 November 2015, the Fundão dam – one of Samarco’s two primary tailings dams – failed. This led to a significant volume of mine tailings (water and mud-like mine waste) being released (Samarco dam failure). As a result, the communities of Bento Rodrigues, Gesteira and Paracatu were flooded and a number of other downstream communities and the Rio Doce were also affected.
Tragically, 19 people died – five community members and 14 people who were working on the dam at the time of the failure.
In addition to the impacts on the communities and associated infrastructure downstream of the dam, the tailings spill caused extensive damage to the natural environment along the Rio Doce. Approximately 700 people were rendered homeless following the Samarco dam failure. Seven bridges were destroyed, access roads were damaged and 100 kilometres of fencing was impacted. Over 2,000 hectares of riparian vegetation and agricultural land was impacted, with millions of tonnes of tailings material deposited in the riverbed and along river banks.
Aquatic fauna were affected by the release of the tailings material into the river system. While the tailings themselves were determined to be non-toxic, fish kills occurred in the days immediately following the Samarco dam failure due to the highly turbid (sediment held in suspension) and deoxygenated water. Sediment was deposited in the reservoir of the Risolet Neves hydroelectric power plant’s lake (Candonga dam) rendering it inoperable. Downstream of the Candonga dam, the sediment also affected the water supply systems in the communities and towns along the river for a short period (1–2 weeks).
A number of businesses suffered some disruption during the time period where the peak of the tailings plume progressed down the river system, and many small businesses, such as fishermen and sand miners, have suffered more prolonged impacts.
BHP Billiton is deeply sorry to all who have been impacted by this tragedy, in particular to the families and friends of people who died, as well as those who have lost their homes or livelihoods and face an uncertain future in the near term.
Our immediate response
Immediately following the Samarco dam failure, BHP Billiton Brasil extended its support and assistance to Samarco in the response effort. Our immediate concern was for the welfare of the Samarco workforce and the affected communities.
Samarco assisted in providing temporary accommodation, water and food aid for affected communities. BHP Billiton Brasil and Vale also dispatched geotechnical, disaster relief and humanitarian response experts, along with senior health and safety executives, environmental scientists and a number of other support staff, to support the response efforts. Operations at the mine were immediately suspended.
BHP Billiton CEO Andrew Mackenzie travelled to Bento Rodrigues immediately following the dam failure to meet with Vale, Samarco, the local authorities and members of the community to gain a first-hand understanding of the impacts of the dam failure and the scale of the assistance required. In addition, members of the BHP Billiton Forum on Corporate Responsibility (FCR), which is made up of nine highly respected civil society leaders, visited the Mariana area in January 2016 to understand the impacts of the dam failure and Samarco’s response.
BHP Billiton has now established a permanent presence in Belo Horizonte to continue to support Samarco’s remediation and response work over the longer term. A team of around 35 technical experts and senior management is now engaged full time in the ongoing response effort.
BHP Billiton Chief Commercial Officer Dean Dalla Valle assumed day-to-day responsibility at an Executive Leadership Team level for BHP Billiton’s response to the dam failure and has been based in Brazil since February 2016.
2 BHP Billiton Sustainability Report 2016

The majority of the tailings leaving the mine site were confined to the initial 80 kilometres stretch of river; however, a volume of tailings flowed further downriver impacting 650 kilometres of the Rio Doce to the sea. The tailings reached the Atlantic Ocean on 21 November.
Commitment and care – the response from Samarco
Following the Samarco dam failure, thousands of Samarco employees were deployed in the intense clean-up, rebuilding and restoration efforts focused on dam stabilisation, reconstruction and monitoring.
Since November 2015, many Samarco employees, previously engineers, truck drivers and operators, along with specialist consultants and contractors, have been actively engaged in the renovation of homes, rebuilding roads, bridges and schools; rescuing and caring for animals; and delivering essential supplies to impacted families.
Hundreds of Samarco employees worked tirelessly to support the emergency efforts led by the Brazilian Civil Defence in the early phase of the response.
In the months following the tragedy, Samarco has continued its commitment to restore people’s lives through a range of actions, and extensive engagement with the impacted communities has been maintained.
A Framework Agreement for restoration
In December 2015, the Brazilian Federal Attorney General of Brazil, the States of Espirito Santo and Minas Gerais and certain Brazilian authorities (Brazilian Authorities) filed a R$20 billion lawsuit against Samarco, Vale and BHP Billiton Brasil and its shareholders for clean-up costs and damages.
In March 2016, an agreement was entered into by Samarco, BHP Billiton Brasil, Vale and the Brazilian Authorities to provide a framework for compensatory actions and the remediation of the impacts from the failure (Framework Agreement). The Framework Agreement provides a comprehensive set of remediation and compensation actions, measures and programs, including 17 environmental and 22 socio-economic programs, to restore and compensate the communities and environment affected by the dam failure.
The Framework Agreement mandates strong community involvement in the development of programs through a formal Advisory Committee that will include direct representation from the impacted communities and a social dialogue program. It includes a local-level grievance mechanism and the establishment of an ombudsman-like process, which is currently being designed with input from international experts and affected communities.
A private foundation named Fundação Renova, incorporated by BHP Billiton Brasil, Vale and Samarco will manage and implement all projects and measures within the scope of programs under the Framework Agreement.
The governance framework for Fundação Renova includes a board of governors with representatives elected from BHP Billiton Brasil, Vale, Samarco and the Brazilian government. Samarco is responsible for funding the Fundação Renova and will make annual contributions. However, to the extent that Samarco does not meet its funding obligations, each of Vale and BHP Billiton Brasil has agreed to provide funding to the foundation in proportion to its 50 per cent shareholding in Samarco.
An Inter-Federative Committee comprising representatives from a range of government agencies will oversee the programs to be implemented by Fundação Renova, and will review progress. Ninety-five per cent of the 41 programs prescribed by the Framework Agreement have been initiated and transitioned to the Fundação Renova.
The Framework Agreement was ratified by the Federal Court of Appeal in Brasilia on 5 May 2016, suspending the R$20 billion public civil claim referred to above. However, on 30 June 2016, the Superior Court of Justice issued a preliminary order suspending the ratification decision. Samarco, Vale and BHP Billiton Brasil have appealed the decision of the Superior Court of Justice.
The effect of the preliminary order of the Superior Court of Justice is to reinstate the R$20 billion public civil claim. Notwithstanding this preliminary order, Samarco will continue to remediate and compensate for the effects of the Samarco dam failure.
The Framework Agreement remains binding between the parties and Samarco will continue to undertake the economic and socio-economic programs under the Framework Agreement.
BHP Billiton Sustainability Report 2016 3

Samarco continued
Socio-economic actions
The Framework Agreement comprises six broad socio-economic elements:
1. Social organisation
2. Infrastructure
3. Education, culture and leisure
4. Health
5. Innovation
6. The economy
Good progress is being made on most of the socio-economic priority aspects, including community resettlement, education, community health and compensation.
Empowerment of community members to make informed decisions concerning the resettlement process is critical, and weekly meetings are held with members of each impacted community.
Three communities – Bento Rodrigues (236 families), Paracatu (142 families) and Gesteira (eight families) – are being rebuilt in consultation with the affected communities. The resettlement program includes the identification and acquisition of land, and the design and planning for the urban development, including all services and reconstruction of public buildings (schools, health centres, squares, covered sports grounds and religious buildings). People who wished to be accommodated in rental housing were in their new homes prior to Christmas.
From 17 potential locations, the Bento Rodrigues community voted for their preferred resettlement site of Lavoura, located approximately nine kilometres from the location of the former town. The small community of Gesteira followed a similar process and on 25 June 2016 voted to be relocated to Macacos. In mid-June 2016, the Paracatu community visited options for their resettlement site. They are in the process of deciding on their preferred location during August 2016.
To date, the following have been restored or rebuilt:
Barra Longa:
Eighty-two of the 101 houses directly impacted.
Twenty-seven of the 33 commercial establishments directly impacted.
Mariana districts:
Eleven of the 26 houses damaged.
Eight of the 18 public buildings damaged.
All seven bridges rebuilt.
The restoration of education services was a high priority immediately after the Samarco dam failure, with schools in both Bento Rodrigues and Paracatu being destroyed. All school children were back at school with their same classmates and the same teachers within two weeks after the dam failure, in the city of Mariana. Psycho-social support for students impacted by the tragedy is ongoing and reconstruction of schools is a high priority component of the resettlement program.
Immediately after the dam failure, it was recognised that community members with river-dependent livelihoods such as fishermen would suffer significant financial impacts. These people have been provided with emergency financial support through a debit card system that provides the Brazilian minimum wage plus 20 per cent for every dependant. To date, over 7,000 cards have been issued. In addition, an extensive negotiated compensation program will commence in early FY2017 to ensure that all individuals who have sustained losses can access fair and equitable compensation.
Samarco has strengthened the capacity of the health services in the impacted areas, and all impacted people have been offered psycho-social support. A detailed epidemiological study is under development so that changes in human health, if any, can be monitored over time.
Environmental actions
The remediation actions in the Framework Agreement have been developed according to eight key environment-related elements:
1. Management of tailings
2. Recovery of water quality
3. Forest restoration and water production
4. Biodiversity conservation
5. Water security and water quality
6. Education, communication and information
7. Preservation and environmental safety
8. Management and sustainable land use
Work commenced in many of these areas immediately following the Samarco dam failure, including stabilising the remaining dams and stabilising material within the river system.
Higher than average rainfall from December 2015 to April 2016 created difficulties with controlling sediment movement into the Rio Doce, and turbidity levels remained greater than in surrounding rivers.
Works are underway to reinforce and improve the dam structures at Samarco so as to contain the remaining tailings materials. A large portion of the works are scheduled to be completed before the next wet season commences. Among other measures, Samarco is building a series of sediment dams to reduce the potential for tailings to be transported further downstream. Works also include re-contouring tailings deposits, establishing a temporary vegetation cover and rock armouring sections of the main river channel and tributaries to reduce erosion.
Vegetation works to reduce erosion have substantially progressed with 800 hectares revegetated using a mix of species along river banks and tributaries. While dissolved oxygen levels recovered within several days after the spill and fish were observed in the main river channel throughout the system, elevated turbidity levels may still suppress algal growth which could have a longer term impact on aquatic biota.
4 BHP Billiton Sustainability Report 2016

170 rural properties attended to between Mariana and the Risolet Neves power plant.
The water sourced from the Rio Doce is suitable for human consumption following basic treatment to remove solids and then chlorination. Many drinking water plants and water supplies have been repaired in order to treat the high turbidity generated by the Samarco dam failure and further works are underway to also identify new sources of water supplies.
Restart
Samarco’s mining and processing operations remain suspended. Samarco is progressing plans to restart operations; however, there is uncertainty around the timing and nature of future ongoing operations. Samarco has confirmed it is unlikely to have in place the necessary approvals to restart its operations in the 2016 calendar year. Samarco makes an important contribution to the national economy and the livelihoods of thousands of people but Samarco’s operations will restart only when it is safe to do so, and when all necessary regulatory approvals have been obtained.
Understanding the cause
In November 2015, BHP Billiton Brasil, Vale and Samarco jointly engaged New York-based law firm Cleary Gottlieb Steen & Hamilton LLP (Cleary Gottlieb) to investigate the immediate cause of the breach of the Fundão tailings dam.
Cleary Gottlieb retained a panel of four geotechnical specialists to support the investigation.
BHP Billiton committed to publically sharing the findings from the investigation in order to provide a detailed technical understanding of the immediate cause of this tragedy, and to help prevent a similar event from occurring again. The panel’s findings can be viewed at fundaoinvestigation.com.
What it means for BHP Billiton – what we will do differently
In addition to this external investigation, BHP Billiton initiated a comprehensive review of its significant dams and non-operated minerals joint ventures. The primary purpose of the dams review was to assure the integrity of BHP Billiton’s other significant dam structures. The health and safety of our people and the communities in which we operate always comes first. We are committed to continuously enhancing the safety and risk management of our operations and we will continue to do so in the wake of this tragedy.
In response to the panel’s findings and our work to date, BHP Billiton has identified a number of immediate actions that we will take in our management of tailings dams and non-operated minerals joint ventures, including:
creating a centralised dam management function that will bring additional specialist expertise in-house at BHP Billiton;
assessing technology options to enhance dam management across the portfolio;
applying at all of our operated minerals assets the process for dam safety reviews developed by the Canadian Dam Association, which is considered to be the most rigorous in the industry;
centralising management of all major non-operated minerals joint ventures in the Minerals Americas operating group;
establishing a new BHP Billiton global standard for non-operated minerals joint ventures.
BHP Billiton Sustainability Report 2016 5

BHP Billiton locations (includes non-operated)
19 United Kingdom Production Unit
31 Corporate office
20 Algeria Joint Interest Unit
17 Pakistan Production Unit
29 Global Asset Services Centre
30 Marketing and corporate office
Australia Production Unit 15
Australia Joint Interest Unit 21
BHP Billiton Mitsui Coal 5
Western Australia Iron Ore 2
Olympic Dam 1
4 BHP Billiton Mitsubishi Alliance
6 Nickel West
Minerals Australia office 24
Minerals Australia office 23
New South Wales Energy Coal 3
Minerals Australia office
3 Energy Coal
25 Global headquarters
Australia Joint Interest Unit 21
15 Australia Production Unit
27 13
Minerals Americas office 24
Jansen
33 Corporate office
11 14
32
Onshore US
New Mexico Coal
22 16
Petroleum office
Gulf of Mexico Production Unit
Gulf of Mexico Joint Interest Unit
18 Trinidad and Tobago Production Unit
12 Cerrejón
9 Antamina
10 8
Samarco
Pampa Norte
7 Escondida
Minerals Americas office 28
6 BHP Billiton Sustainability Report 2016

We are among the world's top producers of major commodities, including iron ore, metallurgical coal, copper and uranium, and have substantial interests in conventional and unconventional oil and gas and energy coal.

Minerals Australia

Ref	Country	Asset	Description	Ownership
1	Australia	Olympic Dam	Underground copper mine, also producing uranium, gold and silver	100%
2	Australia	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara region of Western Australia	51–85%
3	Australia	New South Wales Energy Coal	Open-cut energy coal mine and coal preparation plant in New South Wales	100%
4	Australia	BHP Billiton Mitsubishi Alliance	Open-cut and underground metallurgical coal mines in the Queensland Bowen Basin and Hay Point Coal Terminal	50%
5	Australia	BHP Billiton Mitsui Coal	Two open-cut metallurgical coal mines in the Bowen Basin, Central Queensland	80%
6	Australia	Nickel West	Integrated sulphide mining, concentrating, smelting and refining operation in Western Australia	100%

Minerals Americas

Ref	Country	Asset	Description	Ownership
7	Chile	Escondida	Copper producing mine, located in northern Chile	57.5%
8	Chile	Pampa Norte	Consists of the Cerro Colorado and Spence open-cut mines, producing copper cathode in northern Chile	100%
9	Peru	Antamina[1]	Open-cut copper and zinc mine in northern Peru	33.8%
10	Brazil	Samarco[1]	Open-cut iron ore mines, concentrators, pipelines, pelletising facilities and dedicated port	50%
11	US	New Mexico Coal[2]	One energy coal mine in New Mexico	100%
12	Colombia	Cerrejón[1]	Open-cut energy coal mine with integrated rail and port operations	33.3%
13	Canada	Jansen	Our interest in potash is via development projects in the Canadian province of Saskatchewan, where the Jansen Project is our most advanced	100%

Petroleum

Ref	Country	Asset	Description	Ownership
14	US	Onshore US	Onshore shale liquids and gas fields in Arkansas, Louisiana and Texas	<1–100%
15	Australia	Australia Production Unit	Offshore oil fields and gas processing facilities in Western Australia and Victoria	39.99–90%
16	US	Gulf of Mexico Production Unit	Offshore oil and gas fields in the Gulf of Mexico	35–44%
17	Pakistan	Pakistan Production Unit[3]	Onshore oil and gas fields	38.5%
18	Trinidad and Tobago	Trinidad and Tobago Production Unit	Offshore oil and gas fields	45%
19	UK	UK Production Unit[1]	Offshore oil and gas fields	16–31.83%
20	Algeria	Algeria Joint Interest Unit[1]	Onshore oil and gas unit	38%
21	Australia	Australia Joint Interest Unit[1]	Offshore oil and gas fields in Bass Strait and North West Shelf	8.33–50%
22	US	Gulf of Mexico Joint Interest Unit[1]	Offshore oil and gas fields in the Gulf of Mexico	4.95–44%

BHP Billiton principal office locations

Ref	Country	Location	Office
23	Australia	Adelaide	Minerals Australia office
24	Australia	Brisbane	Minerals Australia office
25	Australia	Melbourne	Global headquarters
26	Australia	Perth	Minerals Australia office
27	Canada	Saskatoon	Minerals Americas office
28	Chile	Santiago	Minerals Americas office
29	Malaysia	Kuala Lumpur	Global Asset Services Centre
30	Singapore	Singapore	Marketing and corporate office
31	UK	London	Corporate office
32	US	Houston	Petroleum office
33	US	New York	Corporate office

(1) Non-operated joint venture.
(2) Sale of Navajo Mine completed, however BHP Billiton will continue to manage and operate the mine until the Mine Management Agreement ends on 31 December 2016.
(3) Pakistan Production Unit was divested in FY2016.

BHP Billiton Sustainability Report 2016 7

Our sustainability context
Our sustainability approach
Our BHP Billiton Charter enables our workforce to understand our common purpose, our values, how we measure our success and the basis for our decision-making. Supporting Our Charter is our BHP Billiton Code of Business Conduct, which helps guide our daily work. It demonstrates how to practically apply the commitments and values set out in Our Charter and reflects many of the standards and procedures we apply throughout our organisation.
As the leading value in Our Charter, sustainability is at the heart of everything we do. As the mining life cycle extends from exploration through to rehabilitation and closure, many of our operations are intergenerational and need the resilience to continue operating over decades or even centuries. Creating enduring social, environmental and economic value wherever we operate provides a competitive advantage for our Company.
Our sustainability framework, including risk management and sustainable development, guides our investments in our host countries and local communities, as well as directly at our operated assets. As a partner in the communities in which we operate, we share stewardship of the environment, local cultures and economic development.
Governance of sustainability
Many of our activities are highly regulated by laws and regulations relating to health, safety, environment and community impacts. We are committed to complying with the laws and regulations of the countries in which we operate and, where applicable, to exceeding legal and other requirements that are less stringent than our own because we believe high governance standards are integral to creating long-term value.
Our Board governs the Company and oversees our sustainability approach with dedicated Board committees assisting with oversight and monitoring. The Sustainability Committee oversees health, safety, environment and community (HSEC) matters, including climate change, human rights, HSEC-related risk control and legal and regulatory compliance, sustainability reporting and overall HSEC performance.
Below the level of the Board, key management decisions are made by the CEO, the Operations Management Committee (OMC), which forms part of the Executive Leadership Team (ELT), other management committees and individual levels of management to whom authority has been delegated. The OMC retains responsibility for planning, controlling and directing the activities of BHP Billiton, including key Company strategic, investment and operational decisions and recommendations to the Board. The ELT has responsibility for the day-to-day management of the Company.
Assessing our HSEC performance
HSEC performance is measured as a balanced scorecard within the overall annual bonus assessment for OMC members. To link remuneration with HSEC matters and reflect the importance the organisation places on safety and other HSEC matters, the short-term incentive (STI) opportunity attached to HSEC was increased from 20 per cent in FY2015 to 25 per cent in FY2016.
In FY2016, the HSEC metrics for OMC scorecards considered four elements: no work-related fatalities or significant environment or community incidents; reduction in total recordable injury frequency, high-potential safety events and occupational illness; health, environment and community initiatives; and HSEC risk management.
The Remuneration Committee seeks guidance each year from the Sustainability Committee when assessing HSEC performance against the scorecard targets. The Sustainability Committee also offers its guidance on any matters outside the scorecard targets which it considers the Remuneration Committee should take into account when finalising the outcomes.
The Board and Remuneration Committee, with the support of the Sustainability Committee, determined that the FY2016 STI HSEC component should be zero in light of the dam failure at Samarco in November 2015. This outcome accorded with an indication the CEO had previously provided to the Board and Remuneration Committee that he thought this would be appropriate.
8 BHP Billiton Sustainability Report 2016

Applying our sustainability approach
In applying our sustainability approach, the daily activities and decisions of the Company are supported by our public performance targets, which define our public commitments to HSEC (see page 12) and by the mandatory minimum performance requirements articulated in Our Requirements standards. These standards are the foundation for developing and implementing management systems at our operations.
As a minimum, Our Requirements standards are consistent with the principles and mandatory requirements of the position statements of the International Council on Mining and Metals’ Sustainable Development Framework, the United Nations (UN) Global Compact, the UN Declaration of Human Rights, and the Voluntary Principles on Security and Human Rights.
We set workplace HSEC standards and enforce their application at our operated assets. Contractors working at our operated assets must also comply with our standards and requirements. In addition, we seek to ensure our suppliers, agents and service providers maintain business practices and workplace standards that are comparable to our own.
Engaging with our partners at non-operated joint ventures
BHP Billiton holds interests in companies and joint ventures that it does not operate. We actively engage with our joint venture partners around sustainable development through formal governance structures and technical exchanges.
We seek to influence the application of our standards at non-operated joint ventures. We periodically evaluate their compliance with our management and operating standards, controls and procedures, including our HSEC and security standards.
Managing sustainability risk
The priority for our sustainability framework is identifying and managing material risks. Through Our Requirements for Risk Management standard, we identify and manage the risks involved in our business activities, functions and processes. This Company-wide document provides a strong foundation for a consistent risk-based approach to sustainability. By embedding risk management into work processes and critical business systems, our response and strategy development is based on valid data and sound science.
Each risk deemed material to our business is assessed with consideration of the potential health, safety, environmental, community, reputational, legal and financial impacts. Risk severity is assessed according to the most severe associated impact, which allows us to understand the potential causes and impacts in the context of business plans.
A broader discussion of our risk factors and management approach is provided in our Annual Report 2016.
Assuring our processes
An essential part of assessing and continuously improving the governance, risk management and internal controls underpinning our sustainability framework is obtaining independent assurance over our sustainability processes. Our internal audit function annually evaluates the design and operational effectiveness of our sustainability processes, including HSEC and HSEC data processes across a sample of our operations, while third party assurance providers evaluate the content of our Sustainability Report, also visiting selected operations. Audit results are used to create detailed management plans to address the identified gaps. Key findings are reported to the ELT and Operations Presidents, with summary reports provided to the Board Sustainability Committee and, where appropriate, the Board Risk and Audit Committee.
BHP Billiton Sustainability Report 2016 9

United Nations Sustainable Development Goals
Launched in September 2015, the United Nations Sustainable Development Goals (SDGs) consist of 17 ambitious goals dedicated to improving the wellbeing of present and future generations. The SDGs aim to tackle the world’s most pressing challenges through the promotion of sustainable development.
As a global company, many of these sustainable development challenges are clearly evident to us around the world. These include increasing competition for access to and control over natural resources; the corrosive impact of corruption and poor governance of natural resources; access to affordable, reliable, sustainable and modern energy, which is integral to global development; the lost human potential of millions of people denied access to quality education and health care; increasing social volatility and unrest in many operating contexts; and the multi-dimensional impacts of climate change.
Our broad approach to sustainability is consistent with the principles and requirements of a range of regulatory and voluntary commitments. In addition to the role the resources we produce play in improving the quality of life of billions of people around the world, we contribute towards the achievement of the SDGs in three ways. Firstly, through our business activities, including the direct and indirect employment we create through our workforce and supply chains. Secondly, through the use by our host governments of the taxes and royalties we pay. And thirdly, through our voluntary social investment. Importantly, we also contribute through how we work – for example, through our respect for human rights, zero tolerance for bribery and corruption, minimising our environmental footprint, recognition of gender equality, diversity and inclusiveness and support for reconciliation with Indigenous peoples.
Throughout this Sustainability Report we demonstrate how our activities are helping achieve progress on the SDGs.
How we contribute
Engaging with Indigenous Peoples See page 41
Operating with ethics and integrity See page 26
Realising and respecting human rights See page 46
Managing our responsibility for people’s safety See page 14
Climate change: Building and managing a resilient portfolio See page 20
Addressing potential health impacts associated with our operations See page 54
Leading inclusion and diversity See page 50
Product stewardship See page 29
Resources that we produce and our management approach
Employment
Supply chain
Taxes and royalties
1. Direct business contribution
2. Broad economic contribution
3. Social investment framework
SUSTAINABLE DEVELOPMENT GOALS
Governance
Environment
Human capability and social inclusion
Responsibly managing and enabling a resilient environment See page 30
Contributing to local and national economies and beyond See page 17
Actively supporting communities See page 36
Natural Resource Governance Program Case study See page 19
Education investment in the Pilbara Case study See page 38
10 BHP Billiton Sustainability Report 2016

Relevant SDGs and our contribution
2 ZERO HUNGER
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
1. Direct business contribution
The diverse range of natural resources we produce underpins nearly every facet of contemporary life – whether that be infrastructure, telecommunications, transportation or energy – and contributes to a range of SDGs through supporting the raising of living standards and the quality of life of billions of people around the world. In producing these resources, we apply a life cycle understanding and stringent management of the potential risks and impacts of our operations and of our products, which also align with a number of the SDGs.
2. Broad economic contribution
1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS
Beyond our direct business contribution, our broader economic contribution to national economies and societies contributes to a range of SDGs. Our global supply chains drive economic growth, employment and innovation while our payments of taxes and royalties to our host governments underpin government budgets, which in turn contribute to a range of SDGs in areas including health, education and infrastructure.
3. Social investment framework
1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS
We believe we have a responsibility to make a broad positive impact in the countries and communities in which we operate. Our voluntary social investment through our operations and our contributions to the BHP Billiton Foundation (a US-based charity) is strongly aligned with a number of SDGs, including life on land, climate action, quality education, reducing inequality and enhanced institutional governance of natural resources.
BHP Billiton Sustainability Report 2016 11

Sustainability at a glance

Our material sustainability issues

We identify and respond to material sustainability issues to successfully deliver on our Company strategy and to create value. Having regular, open and honest engagement with our stakeholders helps us to identify, understand and prioritise the sustainability issues and opportunities that matter most to our stakeholders and to our business.

The content of this Sustainability Report is shaped by our annual materiality assessment, which satisfies the Global Reporting Initiative (GRI) principles for defining report content, sustainability context, materiality, completeness and stakeholder inclusiveness through a cycle of identification, prioritisation, validation and review.

Material topics	Public performance target	Target date
Managing our responsibility for people's safety (page 14)	• Zero work-related fatalities. • Year-on-year improvement of our total recordable injury frequency (TRIF).[1]	Annual Annual
Contributing to local and national economies and beyond (page 17) (Including tax and transparency)	1% of pre-tax profits invested in community programs, including cash, in-kind support and administrative costs, calculated on the average of the previous three years' pre-tax profit.	Annual
Climate change: Building and managing a resilient portfolio (page 20)	We will maintain total greenhouse gas emissions below FY2006 levels[2] while we continue to grow our business.	30 June 2017
Operating with ethics and integrity (page 26) (Including closure planning, sustainable procurement and product stewardship)	All assets to have procurement plans with targets.	Annual
Responsibly managing and enabling a resilient environment (page 30) (Including environmental incidents, water-related material risks, biodiversity and land management)	• No significant environmental incidents.[3] • All operations with water-related material risks, inclusive of volume and quality considerations, will set targets and implement projects to reduce their impact on water resources. • All operations to develop dedicated biodiversity management plans, including controls to prevent, minimise, rehabilitate and offset impacts to biodiversity. • We will finance the conservation and continuing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance.	Annual Annual Annual 30 June 2017
Actively supporting communities (page 36) (Including social investment and development)	No significant community incidents.[3]	Annual
Engaging with Indigenous Peoples (page 41)	Development of the BHP Billiton Indigenous Peoples Strategy.	
Realising and respecting human rights (page 46)	Conduct annual reviews for alignment with the Voluntary Principles on Security and Human Rights and implement improvements plans to close identified gaps.	Annual
Leading inclusion and diversity (page 50)	Achieve an inclusive and diverse workforce that best represents the communities in which our assets are located and in which our employees live.	
Addressing potential health impacts associated with our operations (page 54) (Including occupational exposures and illnesses and workplace fitness for work)	In addition to use of personal protective equipment, which safeguards our workforce, we will reduce potential occupational exposure[4] to carcinogens and airborne contaminants by 10%.	30 June 2017

Our targets were developed in FY2013 to be integrated into our established five-year business planning processes and are supported by the mandatory minimum performance requirements detailed in *Our Requirements* standards relating to HSEC. Our targets reflect our commitment to progressive leadership and performance for the benefit of our business and of society. Of our targets, three compare the current year's performance to a baseline year: TRIF, occupational exposures and greenhouse gas emissions reductions. Adjustments have been made to some targets since the South32 demerger to ensure they remain a fair measure of our performance. In FY2017, we will continue to work with our operations and external stakeholders to design and quantify our new suite of public HSEC commitments for implementation in FY2018.

12 BHP Billiton Sustainability Report 2016

Report materiality is based on a review of sustainability risks identified by analysing inputs, including our risk register, and by engagement with internal and external stakeholders, such as socially responsible investors and members of the Forum on Corporate Responsibility. Investment reports and media coverage also informed the materiality determination.
Through these activities we developed the list of material topics outlined below, which were reviewed by the Sustainability Committee and reassessed throughout the preparation of this Sustainability Report.
Details of our GRI mapping can be viewed in our Sustainability Reporting Navigator, which is available online at www.bhpbilliton.com.
Overview
While we had no fatalities at our operated assets, tragically 19 people died as a result of the Samarco dam failure.
Our total recordable injury frequency (TRIF) performance in FY2016 was 4.3 per million hours worked, a slight increase on FY2015. While we did not meet our target of year-on-year TRIF improvement, this is a reduction of nine per cent over the past five years.
US$178.7 million was invested in community programs, including a US$55 million contribution to the BHP Billiton Foundation.
We support local and national economies through the payment of taxes and royalties to our host governments. In FY2016, this was US$3.7 billion.
Greenhouse gas emissions were lower than the adjusted FY2006 baseline. We are on track to meet our FY2017 target with our performance driven in part by GHG reduction projects and improved productivity.
All operating assets have local procurement plans in place with targets.
While no significant environmental incidents occurred at our operated sites, we deeply regret the significant environmental impacts of the Samarco dam failure.
All our operations that identified water-related material risks implemented at least one project to improve the management of associated water resources.
Land and biodiversity management plans were in place at all our operations.
During FY2016, we progressed with the endowment for the Valdivian Coastal Reserve and the implementation of the Raine Island vulnerable species protection project. We also committed to support the Alto Mayo REDD+ project.
While no significant community incidents occurred at our operated sites, we deeply regret the significant community impacts of the Samarco dam failure.
We developed a global BHP Billiton Indigenous Peoples Strategy in FY2016 to guide effective implementation of our Indigenous Peoples Policy Statement across our business.
Annual reviews for alignment with the Voluntary Principles on Security and Human Rights were conducted and improvement plans are being implemented where required.
A CEO-led Inclusion and Diversity Council has been established to support a culture of inclusion and diversity.
We reached a 70 per cent reduction in potential exposures compared with our FY2012 baseline.(5) Our ongoing focus is on ensuring our occupational exposure limits protect our people from potential workplace exposures.
(1) The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) multiplied by 1 million ÷ actual hours worked by employees and contractors. Stated in units of per million hours worked. We adopt the US Government’s Occupational Safety and Health Administration Guidelines for the recording and reporting of occupational injuries and illnesses. TRIF excludes non-operated assets.
(2) FY2006 baseline will be adjusted for material acquisitions and divestments based on asset greenhouse gas emissions at the time of transaction.
(3) A significant incident, resulting from BHP Billiton operated activities, is one with a severity rating of four and above, based on our internal severity rating scale (tiered from one to seven by increasing severity), and aligned to Our Requirements for Risk Management standard.
(4) For exposures exceeding our FY2012 baseline occupational exposure limits requiring the use of personal protective equipment.
(5) Since setting the baseline in FY2012, it has been adjusted for material acquisitions and divestments. In FY2016, the baseline was adjusted to reflect divested operations, which represented approximately 60 per cent of our exposures. Our performance against targets has been impacted by the removal of the divested operations’ data with current operations showing larger reductions than those reported for the Company in previous years. The contraction of the industry during FY2016 also influenced our performance, with a notable proportion of the exposure reduction due to decreased activity. However, we also made significant improvements with engineering controls.
BHP Billiton Sustainability Report 2016 13

Managing our responsibility for people’s safety
Relevant United Nations Sustainable Development Goals
3 GOOD HEALTH AND WELL-BEING
11 SUSTAINABLE CITIES AND COMMUNITIES
Our position
Our BHP Billiton Charter value of Sustainability articulates safety as a fundamental element. The safety of our people and the communities in which we operate always comes first. Our working environments by their nature expose our employees and contractors to risk. This is why our objective is to identify those risks and implement controls. Our material safety risk assessments include potential community impacts and controls to mitigate these broader impacts.
Our Requirements for Safety standard defines a number of the most common safety risks and their minimum controls. Each operation assesses further controls that may be required to manage the specific risks at their operation to meet the objective of no fatalities.
Hierarchy of controls
Apply the highest levels of control commensurate with the risk level. Lower value controls may be used in the interim until long-term controls are implemented.
Elimination
Substitution
Engineering
Administrative
Behaviour
PPE
Increasing effectiveness and sustainability Increasing participation and supervision needed
We believe having the right controls in place to effectively manage our risks that have safety impacts will lead to improved safety outcomes.
We continue to provide opportunities for interaction to improve our safety performance. Routine engagement with employees and contractors includes health and safety committees; pre-start meetings; in-field leaders discussing job-specific safety risks; and safety toolbox talks; all of which visibly demonstrate our priority of working safely.
Our performance
While we had no fatalities at any BHP Billiton operated assets in FY2016, tragically 19 people died as a result of the dam failure in November 2015, at our non-operated joint venture, Samarco.
For information on the Samarco dam failure, refer to pages 2–5.
Our unrelenting focus in FY2016 was on safe productivity with our three major safety focus areas:
improving our approach to managing occupational safety fatalities and reaching our goal of zero fatalities at our operated assets year-on-year;
improving our quality of leadership in the field and the quality of event investigations, and sharing investigation outcomes;
addressing our performance with vehicle safety, including improving our own controls, while also influencing manufacturers to improve safety of their vehicles.
In FY2016, we reviewed our priorities under each material safety issue, assessed our performance and determined our preferred position. This was the foundation for strategic planning and, over time, we expect to continue embedding the desired culture, capability and systems to meet our aspirations and drive better performance.
We continue to develop our leaders to improve culture for enhanced safety outcomes. We do not differentiate the leadership required to create an appropriate culture for safety from that required to be successful in all other aspects of our operations. We are improving culture through internal leadership development programs and increased field engagement with frontline employees.
Across our operations, we focus on the management of material risks that are recorded on our Group Risk Register, including aviation, high-occupancy vehicle, fire and explosion in underground mining and process safety events. At the operation level, we conduct annual assessments to review the design of critical controls and to verify that they are being implemented as designed and to the standard required to manage the material risk.
Our total recordable injury frequency (TRIF) performance in FY2016 was 4.3 per million hours worked, a slight increase on FY2015. While we did not meet our target of year-on-year TRIF improvement, this represents a reduction of nine per cent over the past five years. The trend for TRIF improved in the second half of FY2016. Our focus has been on fatality prevention and improved management of material and fatal risks. We have had a reduction in high-potential safety events during FY2016.
14 BHP Billiton Sustainability Report 2016

Total recordable injury frequency
per million hours worked
FY2012
FY2013
FY2014
FY2015
FY2016 4.3
0 2.0 4.0 6.0
Safety intervention and improvement opportunities
A Company-wide safety intervention conducted between April and July 2015 saw our top 70 leaders meet to determine actions to improve safety performance. Over 30,000 employees were engaged to provide input into the focus areas for improvement. The process identified safety priorities and initiated projects to improve data and investigation quality, our capability to learn from events and the quality of in-field verification. Specific examples include enhanced assessments of events that caused an injury but have the potential to cause a fatality; and using our internal systems to better share lessons.
To further understand our performance, we conducted a safety benchmarking study of global companies from various sectors, including the mining and oil and gas sectors and the aviation, defence, construction and rail industries.
This involved conducting a literature review of leading safety thinking and exploring leading practice in people capabilities, leadership, systems and processes. In conjunction with this external benchmarking, an internal analysis of past Employee Perception Survey results demonstrated that employees working in our operations with the highest results in people and leadership capabilities incurred less than half the number of recordable injuries. We recognised areas for improvement through these studies and examined more closely the organisations that used different techniques with successful results. Recommendations from the benchmarking will be assessed and implemented through our five-year safety strategy.
Vehicle safety
Vehicle safety at our operations remains a high priority and we are working to improve our performance in this area. The resources industry continues to experience fatalities and near-miss events due to this risk.
The implementation of more effective critical controls related to design and separation of light vehicles and mobile equipment has improved our overall control strategy for this risk. In FY2016, we identified through an annual self-assessment of material risks at our open-cut operations that all operations have critical controls related to design and separation in place, compared with 72 per cent in the previous year’s review.
Case study
Driving road safety
Goonyella Riverside Coal Mine, in Queensland, Australia, is an example of what can be achieved at established mines to reduce the risk of light vehicle roll-overs and collision between heavy vehicles and light vehicles.
During a 24-hour period, an average of 400 light and medium vehicles enter Goonyella Riverside Mine. Each of these vehicles has the potential to interact with 69 off-road mining trucks. To reduce this risk, the team implemented the Driving Road Safety Program, comprising the key elements of separating light and heavy vehicles and introducing Unmanned Aerial Vehicles (UAVs or ‘drones’).
The program reduced the potential for collisions by decreasing the number of shared roads by 49 per cent and the number of four-way intersections from 17 to two. The UAVs provide timely and accurate data for monitoring road conditions and environmental hazards, while also reducing the need for people to go into those areas.
BHP Billiton Sustainability Report 2016 15

Managing our responsibility for people’s safety continued
Our way forward
We will continue to investigate improvements in managing risks associated with mobile equipment and light vehicles in open-cut mining operations. In seeking to understand the potential for proximity and collision avoidance technology to improve vehicle safety, we are accelerating research, development and implementation of appropriate solutions. Working closely with operating equipment manufacturers, we are developing pilot studies into a range of technology solutions, including camera and radar-based object detection systems, along with proximity awareness systems and motion inhibitors. We are continuing this work, which includes automated braking assistance solutions, into FY2017.
On a Company-wide level, our focus under the new Operating Model is to execute the five-year safety strategy. Having identified our priority areas and preferred position, the initiatives will roll out from detailed plans and include lessons from the global safety benchmarking study. A number of the initiatives are continuations or next phases of the FY2016 strategic plan initiatives and include a focus on leadership engaging employees and contractors in the field.
Case study
Risk reduction improves safety and productivity
Surveillance centre remotely monitoring shale well pads, tank levels and production rates.
In FY2016, there were several operational examples of reducing safety risks while also increasing productivity.
Integrated cable manipulator
At our Escondida copper operation, in Chile, employees would typically handle cables and plugs several times each shift whenever a piece of the fleet of electric rope shovels and production drills needed to be moved.
A cable manipulator – a front-end loader with a cable reel attached – does most of the heavy lifting; however, the cables team was still exposed to manual handling activities, interactions with other mobile equipment, working at height, noise, dust and UV exposure. The team developed an Integrated Cable Manipulator (ICM), which incorporates a telescopic arm, modifications to the cable reel, an insulating claw and cameras. The ICM successfully eliminated operator exposure to the risks and significantly increased the team’s productivity. The manipulator fleet has been replaced by ICMs.
Intelligent well pad
Our North American Petroleum team recognised an opportunity to improve safety and productivity, with the Intelligent Well Pad (IWP) program. Manually gathering well and production data for our Eagle Ford shale operations involved driving on average 7,000 kilometres each month. Some of the visits included climbing onto equipment to collect information and measurements.
Through the IWP program, existing well pads were retrofitted with accurate and reliable instrumentation, cameras and improved IT and telecommunications systems. Quality data is now gathered remotely, saving over 5,000 hours and 400,000 kilometres of driving.
Cement slurry stabilisation for well pad construction
Another innovation from our Eagle Ford shale operations involved a new pad design for stabilising cement well pads. By injecting slurry made of recycled fly ash and cement into sandy clay soil, the team replaced limestone rock as the reinforcement material, which typically required 500 truckloads per well site.
The new design eliminates more than 80 per cent of the truckloads of rock previously required – significantly reducing road safety risks and cutting driving distances by 6.7 million kilometres. It also reduced construction times and the new well pad composition creates an impermeable surface that simplifies the reclamation process. Without the loads of rock to remove, the risks around mobile equipment and vehicle traffic are reduced.
16 BHP Billiton Sustainability Report 2016

Contributing to local and national economies and beyond
Relevant United Nations Sustainable Development Goals
1 NO POVERTY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS
Our position
BHP Billiton is proud of the contribution that it makes to economies in host communities and beyond. The diverse resources we produce are the building blocks underpinning the infrastructure, telecommunications, transportation and energy needs of modern society and improving the quality of life of billions of people around the world.
Our responsibility to shareholders is reflected in Our BHP Billiton Charter and in everything we do. Within the principles of our business, including our sustainability framework, we work hard to ensure our levels of productivity deliver positive returns in line with shareholder expectations.
The scale and long-term nature of our operations enable us to make a significant and long-term economic contribution to the countries in which we operate in three key ways:
through the direct economic contribution of our core business;
through our payments of taxes and royalties to our host governments;
through our voluntary social investment programs.
Our performance
Total economic contribution
The diagram below illustrates the economic value generated by our Company around the world in FY2016.
For details of our economic value distribution, refer to page 59.
Contribution through our core business
Through our strategic focus on large, long-life, low-cost, expandable upstream assets diversified by geography, commodity and market, we have the capacity to plan for and deliver long-term economic and social development outcomes in the countries in which we operate. We consider our licence to operate a privilege that carries a responsibility to contribute to the development of our host countries.
The core business of our operations creates jobs, provides infrastructure, and purchases goods and services at scale in our host countries through our supply chains. The resources we develop create a global value chain that includes exploration, development, extraction, processing, transportation, marketing and logistics, through which we generate economic value.
Economic value generated
Suppliers US$14.0b
Employees US$3.6b
Shareholders, lenders and investors
US$5.2b
Total payments to governments
Income taxes Royalty-related income taxes
Royalties Other payments to governments
US$3.7b
Social investment US$178.7m =
Total economic contribution US$26.7b
BHP Billiton Sustainability Report 2016 17

Contributing to local and national economies and beyond continued
Payments to host governments
We support local and national economies through the payment of taxes and royalties to our host governments. We act responsibly in relation to our tax affairs, to be able to provide our host communities with the best opportunity to benefit from these contributions.
BHP Billiton is a founding supporter of the Extractive Industries Transparency Initiative (EITI) and an early adopter of best practice in disclosure and transparency. We believe transparency by governments and companies about revenue flows from the extraction of natural resources is an important element in the fight against corruption.
We first disclosed our aggregate payments of taxes and royalties around the world 16 years ago. Since then, our level of disclosure in relation to payments to governments has continued to increase in line with our support of the EITI and our commitment to transparency.
In FY2015, we publicly supported the EU Accounting Directive and voluntarily produced our BHP Billiton Economic contribution and payments to governments Report detailing our payments to governments on both a country-by-country and project-by-project basis in advance of any mandatory requirements to do so.
We continued this level of disclosure in FY2016 through issuing our second Economic contribution and payments to governments Report.
Our payments to governments on a country-by-country basis of US$3.7 billion during FY2016 are presented on page 59 of this Sustainability Report.
Voluntary social investment
In addition to contributing to sustainable development through our core business and through our payments to host governments, we also contribute directly to our host communities through our voluntary social investment. This is reflected in the priorities and focus areas outlined in our Social Investment Framework. The BHP Billiton Foundation, the US-based charity that we support through voluntary social investment, also contributes by working collaboratively with non-government organisations that have a strong track record in designing appropriate community projects. Our voluntary social investment totalled US$178.7 million in FY2016.
For more information on our voluntary social investment, refer to page 36 Actively supporting communities.
Adapting to changing market conditions
Our ability to contribute to society and to create long-term shareholder value relies on the financial strength and flexibility of our organisation through economic and commodity cycles.
Several years ago, we shifted our focus to reducing costs, debottlenecking our operations and simplifying our business.
During FY2016, we continued this journey.
We adopted a new operating model to free our assets to focus on safety, volume and cost. We also implemented measures to both preserve the Group’s balance sheet strength and align our capital allocation framework with the cyclical nature of the industry.
These decisions have positioned us to create value across our global value chain, communities, governments and shareholders in a sustainable manner.
Further enhancing transparency
Global public interest in corporate structures and the integrity of tax regimes increased in FY2016, including disclosure of beneficial ownership of assets and income and the use of companies in so called ‘tax haven’ jurisdictions.
BHP Billiton aims to constructively contribute to these debates and seeks to be an industry and global leader in our level of public disclosure, in order to foster an informed public policy debate on these issues. We support the introduction of public disclosure requirements relating to beneficial ownership and enhanced transparency of business activity in low-tax jurisdictions.
Regardless of where we operate, we meet all our tax compliance obligations in accordance with the tax regulations and laws applying in each jurisdiction.
We seek to have a tax charge that contributes to superior business performance and delivers long-term shareholder value. In this respect, our transactions have genuine commercial purposes and economic rationale and we do not engage in aggressive tax planning. This is reflected in our global adjusted effective tax rate, which in FY2016 was 35.8 per cent (globally). When royalties are included, this rate increases to 58.6 per cent.
Our Transparency Principles guide our approach to transparency and disclosure. These four principles (see page 19) outline what we believe any transparency framework should encompass to best tackle corruption. In its latest assessment, Transparency International, the global coalition against corruption, ranked BHP Billiton as the most transparent mining company in the world and fourth company overall. This ranking, which evaluates the world’s 124 largest companies, acknowledges the work we have done to increase transparency.
Our approach to transparency and tax is detailed in our BHP Billiton Economic contribution and payments to governments Report 2016 available online at www.bhpbilliton.com.
18 BHP Billiton Sustainability Report 2016

Our way forward
BHP Billiton has extensive programs designed to make a positive impact locally. In addition, the work of the US-based charity, the BHP Billiton Foundation that we support through our voluntary social investment, complements and goes beyond what we can achieve directly by contributing to critical sustainable development challenges.
Through its Global Signature Programs, particularly the Natural Resource Governance Program, the BHP Billiton Foundation will collaborate with leading organisations on projects that aim to enhance citizens’ ability to use data and improve the governance capacity of institutions.
Our Transparency Principles
Responsibility Governments, civil society and the corporate sector must work in partnership to support transparency and help fight corruption. We are committed to acting transparently and publicly reporting the payments we make to governments.
Openness Transparency is in the best interest of our shareholders, employees, contractors, partners, customers, communities and societies in which we operate and is essential to good governance and responsible investment.
Fairness Nations that share resource wealth and are accountable to their communities have the potential to attract greater, more responsible and longer-term investment. Ensuring our host communities share in our success is critical to the long-term future of our Company.
Accessibility Revenue transparency information must be meaningful, practical and presented in a form that is easily captured, reported and understood. Governments, corporations and civil society organisations have important roles to play in ensuring communities have the capacity to analyse and effectively interpret the information provided.
The BHP Billiton Foundation’s Natural Resource Governance Program
Generally aligned with our Social Investment Framework and subject to its charitable purposes, the BHP Billiton Foundation is developing Global Signature Programs to address challenges of global significance. The first of these is the Natural Resource Governance Program.
This program will build platforms of collaboration between international institutions, governments, civil society and business to improve the governance of natural resources for the benefit of citizens.
Corruption and poor governance of natural resource wealth corrodes economic and social development, denying millions of people globally access to the education, basic health services and to essential infrastructure needed to improve their lives.
Through the Natural Resource Governance Program, the BHP Billiton Foundation is investing in projects that aim to reduce the potential for corruption and bribery across the entire resource value chain – from initial exploration, development and extraction, to the sale and delivery of commodities to customers.
The BHP Billiton Foundation approved funding in FY2016 (subject to concluding acceptable agreements) for the first two projects to commence under the Natural Resource Governance Program. Those projects are:
the Mining for Sustainable Development project, led by Transparency International, that aims to achieve greater transparency and accountability in the award of mining sector permits, licences and contracts;
the Disclosure to Development project, led by the World Bank Group, that aims to enhance the ability of citizens, civil society organisations and other stakeholders to access, analyse and utilise the growing volume of financial information disclosed by extractive industries companies.
BHP Billiton Sustainability Report 2016 19

Climate change: Building and managing a resilient portfolio
Relevant United Nations Sustainable Development Goals
7 AFFORDABLE AND CLEAN ENERGY
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION
Our position
BHP Billiton’s strategy is tied to economic growth in both emerging and developed economies and sustainable development requires an effective response to climate change. As a result, responding to climate change is a priority Board governance and strategic issue for our Company. Management has primary responsibility for the design and implementation of an effective position on, and response to, climate change. Our strategy is underpinned by active engagement with our stakeholders, including investors, policy makers, peer companies and non-government organisations.
As a major producer and consumer of fossil fuels, we recognise our responsibility to take action by focusing on reducing our greenhouse gas (GHG) emissions; increasing our preparedness for climate impacts; and working with others, including academia, industry and governments, to enhance the global response to climate change.
In December 2015, we welcomed the agreement reached at the United Nations Framework Convention on Climate Change (UNFCCC) 21st Conference of the Parties (COP21) in Paris to hold the increase in the global average temperature to well below two degrees Celsius and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius. Together with a range of businesses and other non-state entities, we demonstrated our support by signing the UNFCCC Paris Pledge.
Industry has a key role to play in climate change policy development by working with governments and other stakeholders to inform the development of an effective, long-term policy framework that delivers a measured transition to a lower emissions economy.
Our position on climate change
We accept the Intergovernmental Panel on Climate Change (IPCC) assessment of climate change science, which has found that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable.
We believe the world must pursue the twin objectives of limiting climate change to the lower end of the IPCC emission scenarios in line with current international agreements, while providing access to reliable and affordable energy to support economic development and improved living standards. We do not prioritise one of these objectives over the other – both are essential to sustainable development.
Under all current plausible scenarios, fossil fuels will continue to be a significant part of the energy mix for decades. Therefore, an acceleration of effort to drive energy efficiency, develop and deploy low-emissions technology and adapt to the impacts of climate change is needed. We believe there should be a price on carbon, implemented in a way that addresses competitiveness concerns and achieves lowest cost emissions reductions.
We believe an effective policy framework should include a complementary set of measures, including a price on carbon, support for low-emissions technology and measures to build resilience.
Industry associations are an important forum for discussion and debate of key industry issues, including climate change policy, and are most effective when they allow for discussion of a wide range of views. It is not the role of industry associations to represent BHP Billiton alone and there are times when our perspectives may not be aligned. However, our role is to share our position in a clear way that enables us to have a constructive influence within our industry.
We regularly seek to share lessons learned and identify solutions that we believe can drive emissions reductions at the lowest cost. BHP Billiton has hosted several policy roundtables, including a meeting of the International Emissions Trading Association in 2016, bringing cross-sectoral business groups together to discuss different ways that business and government can address climate change. Together with a group of public, private and social leaders, we joined the Energy Transitions
Commission (www.energy-transitions. org), which ‘aims to identify pathways for change in our energy systems to ensure both better growth and a better climate’.
With seven other major Australian companies representing around 12 per cent of the country’s GHG emissions, we signed the CEO Statement on Business, Climate Change and the Paris Negotiations calling for a positive outcome at COP21. We have an ongoing commitment to transparent and open communications. Our extensive engagement program with investors, government and the broader society includes our voluntary submission to CDP (refer www.cdp.net). This commitment has resulted in a significant improvement in our CDP transparency score since FY2013. Reflecting this, BHP Billiton was included in the Climate Disclosure Leadership Index in 2015, with a disclosure score of 99 out of 100.
20 BHP Billiton Sustainability Report 2016

COP21 – an overview
Negotiations at COP21 concluded with a new international accord that is more substantial and ambitious than many observers expected. The Paris Agreement sets out a common framework that commits countries to put forward their best efforts and to strengthen such efforts in the years ahead. For the first time, parties are required to report regularly on both their emissions performance and progress made towards implementation of their Nationally Determined Contributions (NDC), as well as to undergo international review.
BHP Billiton welcomes the Paris Agreement formalised in December 2015 at COP21. We believe the Paris Agreement provides a solid, long-term foundation for further progress in the global response to climate change. We welcome the in-principle support for both robust market mechanisms that will enable countries to trade emissions reductions and provision for the development of frameworks to strengthen cooperative action towards technology transfer.
Our performance
Our integrated approach to addressing climate change has four areas of activity: mitigation, adaptation, low-emissions technology and portfolio evaluation.
Mitigation
Rather than use an intensity metric to define our current Company GHG target (for the period FY2013–FY2017), we have set ourselves a challenging goal to limit our overall emissions by keeping our absolute FY2017 GHG emissions below our FY2006 baseline.
As we grow our business, our GHG target encourages us to improve our energy efficiency, increase productivity and implement additional GHG reduction projects across our operations. All our operations are required to identify, evaluate and implement suitable GHG reduction opportunities, including during project design and equipment selection. We focus on addressing material GHG emissions sources at our operations, which may include electricity use, liquid fuel use (predominantly diesel) and fugitive methane. Projects tracked since FY2013 as part of our current GHG target achieved more than 950,000 tonnes CO2-e of annualised abatement in FY2016 at our continuing operations.
We have delivered reductions in GHG emissions by improving operating methods in our North American shale operations. In developing a program to optimise power generator performance across our Eagle Ford-operated drill rigs, the team analysed generator-loading practices and made several recommendations. The pilot study proved a success and the program was applied to all Eagle Ford and Permian-operated rigs. As a result, maintenance costs were reduced, average diesel fuel consumption dropped significantly and greenhouse gas emissions were reduced by 18,000 tonnes CO2-e.
The Company’s total GHG emissions of 18.0 million tonnes of carbon dioxide equivalent (C02-e) in FY2016 is significantly lower than our total GHG emissions in FY2015, primarily as a result of the demerger of South32. When compared to our adjusted baseline, which takes into account the demerger, the Company’s emissions are 13 per cent below FY2006 emissions. We are on track to meet our FY2017 target.
In addition to identifying opportunities within our Company, we also seek to contribute to global GHG emissions reductions. We are currently implementing a strategy to support REDD+ (Reducing Emissions from Deforestation and Forest Degradation) (see ‘Supporting REDD+’ page 22).
Greenhouse gas emissions (1)
million tonnes of CO2-e
FY2012
FY2013
FY2014
FY2015
FY2016 11.3 6.7 0 10 20 30 40 50 60
Adjustment to allow annual comparison (2)
Scope 2 (3)
Scope 1 (4)
FY2006 baseline (5)
(1) Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.
(2) In order to compare the total GHG emissions to prior financial years, GHG emissions (estimated) from South32 assets between the date of demerger and 30 June 2015 have been added to FY2015 GHG emissions as shown above.
(3) Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by operated assets (calculated using the market-based method).
(4) Scope 1 refers to direct GHG emissions from operated assets.
(5) The FY2006 baseline is adjusted as necessary for material acquisitions and divestments based on GHG emissions at the time of the applicable transaction.
BHP Billiton Sustainability Report 2016 21

Climate change: Building and managing a resilient portfolio continued
Supporting REDD+ (Reducing Emissions from Deforestation and Forest Degradation)
Deforestation and land degradation are responsible for up to 20 per cent of global GHG emissions and are the largest sources of emissions in many developing countries. Forest resources also contribute directly to the livelihoods of 90 per cent of the 1.2 billion people living in abject poverty. GHG emissions will remain an inevitable part of BHP Billiton’s business even with low-emissions technology becoming more effective and commercially viable. As a result, identifying cost-effective and robust offsets (carbon credits) is important to meeting future GHG emissions reduction commitments.
REDD+ is an international mechanism established under the UN Framework Convention on Climate Change (UNFCCC) that provides economic, social and environmental incentives for developing countries to reduce GHG emissions from deforestation and related activities through the creation of carbon credits. Simply put, REDD+ is a mechanism that values the carbon potential of forests, encourages conservation and improves livelihoods. Our climate change strategy aims to demonstrate the validity of the REDD+ mechanism and the value it offers the private sector by focusing on three aspects: governance, project support and market stimulation.
Governance
In FY2015, BHP Billiton funded the development and launch of the Consolidated Guide to the REDD+ Rules under the UNFCCC, in conjunction with law firm Baker & McKenzie. The Guide consolidates key UNFCCC rules on REDD+ into a simple yet comprehensive document to assist governments and other interested parties in ongoing international REDD+ negotiations or when implementing REDD+ domestically.
Project support
Supporting quality REDD+ projects is important to demonstrate successful approaches to project risk management during implementation. After considering several potential options, in June 2016 we committed to support the Alto Mayo REDD+ project, managed by Conservation International Peru.
BHP Billiton will provide approximately US$5 million to Conservation International Peru for the project over two years (commencing FY2017). This aims to contribute to alternative livelihood opportunities, including sustainable coffee growing and enhanced forest governance, and to generate 800,000 tonnes of carbon credits. As well as being pivotal to our REDD+ strategy, this investment supports our current public conservation target.
Market stimulation
In FY2016, we continued to engage with the International Finance Corporation to understand the role of finance mechanisms in supporting REDD+.
For more information about the conservation aspects of the Alto Mayo REDD+ project, refer to page 33.
Adaptation
Our assets are long-lived, therefore we must take a robust, risk-based approach to adapting to the physical impacts of climate change. Effective analysis of climate science is critical to informing our resilience planning. We continue to work with the CSIRO (Australia’s national science agency) to obtain regional analyses of climate change science. This informs climate change resilience planning at an asset level, improving our understanding of the material climate vulnerabilities that our operations face.
There are many opportunities for us to take action now to build climate change resilience into our operations and future investments. It is a requirement for all our operations to do this as part of Our Requirements for Environment and Climate Change standard. We also require new investments to assess and manage risks associated with the forecast impacts of climate change.
A leading example has been provided by our Western Australia Iron Ore (WAIO) operations. For the Pilbara region, climate conditions are expected to be hotter (both averages and extremes) and drier in coming decades, with higher sea levels along the coast. Tropical cyclones may decrease in number, but are likely to increase in intensity and duration over the same period. WAIO undertook an integrated and system-wide study to identify the climate vulnerabilities in the production system, assess the material climate risks and evaluate the effectiveness of existing controls in the face of the changing climate. Following the study, a Climate Resilience Plan for WAIO was developed. Action Plans will be implemented over the next five years to address the critical strategic priorities.
The most appropriate approach to building climate change resilience will vary depending on the life of the asset, its exposure to climatic factors and its function. In nearly all cases, collaborative approaches with a range of stakeholders will be necessary to ensure we have effective approaches to climate change resilience. We are also looking at ways we can contribute to community and ecosystem resilience outside of business resilience planning.
22 BHP Billiton Sustainability Report 2016

Case study
Building capacity for climate change adaptation
Great Barrier Reef. Image by Gary Cranitch, Queensland Museum.
Climate change resilience in Trinidad and Tobago
As a twin island state, Trinidad and Tobago is vulnerable to the effects of climate change. Adapting to a changing climate and building economic, social and environmental resilience are critical.
In October 2015, BHP Billiton Trinidad and Tobago, in partnership with Conservation International and the Caribbean Natural Resources Institute, launched the Climate ACTT program: Action by Civil society in Trinidad and Tobago to build resilience to climate change.
The program objective is to help address a common challenge in adaptation – building capacity of civil society to access funding and implement adaptation actions. Participating organisations will create and implement a three-month practical adaptation program in the communities or sectors where they work. The Climate ACTT will conclude in December 2016. The outcomes will include a civil society toolkit for climate change adaptation, comprising a collection of capacity building materials and mini case studies on the practical adaptation projects.
The Great Barrier Reef Foundation
An Australian example is the collaboration between BHP Billiton and the Great Barrier Reef Foundation to convene experts in reef science and management to develop a globally applicable Reef Resilience Framework. The resilience of the Great Barrier Reef to a changing climate is predicted to vary greatly across the thousands of individual reefs that make up the World Heritage site.
Understanding the capacity of the reef to resist and recover from a broad range of threats and disturbances is crucial for long-term protection. A Reef Resilience Framework will be developed to address a key international knowledge gap, by developing guidelines for how to operationalise resilience-based management, towards building reef resilience and supporting resilience planning.
Low-emissions technology
Technology and innovation have the potential to significantly reduce global emissions and enable long-term climate goals to be met. Given that fossil fuels are likely to continue to be a significant part of the energy mix for decades, it is vital that low-emissions technology is available at scale, lower cost and much faster than the usual commercial timeframes to meet the challenge of climate change. We believe industry has a significant collaborative role to play with government, academia and the community to facilitate this necessary step-change.
We have established an integrated strategy that invests across a range of technologies to reduce material emissions in our operations and across our supply chains, including from the use of our products. When evaluating opportunity areas for potential investment, we look at several different factors, including the potential to materially reduce emissions, and the opportunity to use our own skills and expertise to accelerate the change required.
Our roadmap for investment includes developing and demonstrating carbon capture and storage, technologies to reduce fugitive methane emissions from coal and petroleum operations, battery storage and high-efficiency/ low-emissions power generation and transportation.
BHP Billiton’s approach to climate change has always been underpinned by engagement, and in October 2015, BHP Billiton entered into a partnership with GE Ecomagination to jointly assess opportunities for significant emissions reductions in our business and within our supply chain. The partnership is an example of how industry can work together to identify potential solutions to this critical issue.
Case study
Enhancing renewable energy with battery storage
BHP Billiton recognises the increasing potential for renewable energy to play a significant role in the resources sector. Furthermore, battery storage solutions at grid scale, particularly to manage the intermittency of renewable energy and to provide security of supply, may transform the way that the resources sector accesses electricity. To learn more, we are participating in the innovative Lakeland Solar and Storage Project, a 13 megawatt solar photovoltaic installation with associated grid-scale storage of 5.3 megawatt hour located at the fringe of the grid in regional Queensland, Australia.
Our contribution to the project will enable informed testing of the installation for a range of conditions experienced in the resources sector. Outcomes of the extensive test program will provide significant insight for BHP Billiton and the resources sector in general, and the results of the project will be shared widely.
BHP Billiton Sustainability Report 2016 23

Climate change: Building and managing a resilient portfolio continued
Case study
Our carbon capture and storage partnerships
In order to provide access to energy and limit climate change, the world must find ways to reduce emissions from the production and use of fossil fuels, as well as increasing the share of alternative energy sources. Carbon Capture and Storage (CCS) can play a pivotal role in reducing emissions from oil and gas production, and from fossil fuels used in power generation and industrial processes. The challenge for large-scale deployment of CCS technology in the power and industrial sectors is integrating the capture, transport and storage of carbon dioxide (CO2) emissions with appropriate commercial and regulatory support to foster further development. We have developed several mechanisms to drive knowledge sharing among project developers and support innovation, with the intention of further reducing the cost of CCS.
The International CCS Knowledge Centre
BHP Billiton and Saskatchewan-based electricity provider, SaskPower, have established the International CCS Knowledge Centre to help advance CCS as a means of reducing greenhouse gas emissions. BHP Billiton is contributing approximately C$4 million per year for five years to fund the Knowledge Centre, which will operate as a not-for-profit corporation in Regina, Saskatchewan. The Knowledge Centre will enhance global access to the data, information and lessons learned from SaskPower’s unique Boundary Dam facility – the first power plant to successfully integrate CCS. In sharing the outcomes of this unique project broadly, we hope to assist project developers to reduce both the capital and operating costs of subsequent projects. The Knowledge Centre will also advocate for policies that support the development of CCS. It is anticipated that our support for the Knowledge Centre will lead to accelerated global deployment of CCS.
Reducing emissions in the steel sector
Emissions from the industrial sector represent approximately a quarter of global emissions, and more than half of these originate from the combined production of steel and cement. Coking coal is an essential input to the vast majority of the world’s steel production. In China, we are working with Peking University in a collaborative research project focused on reducing emissions from the use of coking coal in the steel sector using CCS. We will contribute approximately US$7 million over three years, with the objective of addressing the key technical, policy and economic barriers to further deployment of CCS in the steel sector. Projects such as this offer us the opportunity to work with our supply chain for shared outcomes. Research outcomes will be communicated via collaborative industry forums and conferences, and a multidisciplinary Advisory Board will guide the research team.
Understanding the mechanisms of long-term CO2 storage
BHP Billiton is also seeking to support fundamental research through a consortium of universities and test facilities to further characterise the long-term storage mechanisms of CO2 in sub-surface locations. This important work has the capability to unlock significant storage potential, which is essential if CCS is to play a role in global emissions reductions in the future. The research also seeks to demonstrate the safety and security of sub-surface CO2 storage.
Portfolio evaluation
We continue to identify and assess the impacts of climate change on our portfolio. Our corporate planning process uses scenario analysis to encompass a wide spectrum of potential outcomes for key global uncertainties. This planning starts with the construction of a central case, a forecast built through an in-depth, bottom-up analysis using rigorous processes and benchmarked with external views. This central case is thoroughly reviewed and endorsed periodically by the Executive Leadership Team and the Board. Scenarios that describe the different ways the world could evolve beyond our central case allow us to explore potential portfolio discontinuities and opportunities. In our Climate Change: Portfolio Analysis report (released in September 2015), we outlined four different scenarios, each designed to be divergent, plausible and internally consistent. Our four scenarios assess the timing and implementation of various government policies, emission reduction targets and technology developments. In one of the scenarios, we see a more unified focus on limiting climate change, including an orderly transition to a two degree Celsius world.
We also stress test our portfolio against a shock event that leads to a much more rapid transition to a two degree Celsius world by 2030. This is driven by higher government emission reduction targets and faster technology developments. We include a price on carbon in all scenarios. For our central case, this equates to US$24 per tonne, with a range between US$50 and US$80 per tonne for scenarios that deliver outcomes consistent with a two degree Celsius world.
The analysis highlights that our uniquely diversified portfolio of high-quality, low-cost assets is robust under both an orderly and a more rapid transition to a two degree Celsius world. We also have a strong project pipeline with many capital-efficient growth options that continue to generate high shareholder value in a two degree Celsius world.
24 BHP Billiton Sustainability Report 2016

While demand continues to grow for most commodities in our two degrees Celsius scenarios, there are winners and losers in our portfolio. Oil and coal are most impacted; however, fossil fuels are still likely to supply the majority of the world’s energy in 2040, even in a two degree Celsius world. Based on our analysis, copper, uranium, potash and gas are predicted to be robust and mitigate potential negative impacts on other commodities, as will higher-grade products in iron ore and metallurgical coal. The analysis shows that our portfolio is highly unlikely to result in assets being ‘stranded’.
Since the release of our Climate Change: Portfolio Analysis we are seeing signs that might indicate a movement to a two degree Celsius world. Some of the relevant themes we are tracking include emerging climate policy (e.g. COP21), low global growth and low carbon energy transition. Later this year, we plan to disclose our views on these themes in more detail, including the potential implications to BHP Billiton and how they are considered in our decision-making. There will be many risks and opportunities as the world continues to respond to climate change and they will be faced by companies in all sectors, albeit to varying degrees. With the right market settings, including a price on carbon, the greatest opportunities will emerge for those who can produce the lowest cost and most efficient solutions, in line with the expectations of communities and policy makers. Over BHP Billiton’s long history, we have continually demonstrated our ability to reposition ourselves for future growth by divesting those parts of our business that do not align with our strategy or by investing in new commodities where we see a strong long-term growth story.
Our Climate Change: Portfolio Analysis report is available online at www.bhpbilliton.com.
Transparency in climate change reporting
Companies should be prepared to openly engage on a regular basis with stakeholders, including investors, to ensure a good understanding of how climate-related risks and opportunities are identified, assessed and managed.
Improved disclosure was a key driver for BHP Billiton to publicly release our Climate Change: Portfolio Analysis report in September 2015. Investor feedback has been positive, including, for example, the following from Stephanie Maier, Head of Responsible Investment Strategy and Research at Aviva Investors: ‘BHP Billiton has shown real leadership by publishing its climate change portfolio analysis ahead of COP21 in Paris. This provides an excellent starting point for more detailed dialogue with investors on portfolio stress testing and future cap-ex decisions in a carbon efficient manner.’ As the global investment community seeks greater insight into the strategies being implemented by corporations and governments to manage climate change risk, the nature of effective disclosure will evolve. We believe that disclosure frameworks should focus on relevant, risk-based information that eliminates duplication, is easily understandable and is useful to decision-makers.
Our way forward
As a leading global resources company, we have a broad role to play in supporting the transition towards a two degree Celsius world, including the development of low-emissions technology, a commitment to focus on reducing the emissions associated with our operations and to increasing our preparedness for physical climate impacts. We will continue to share our market experience to support governments in delivering the changes in policy and regulation required to successfully address climate change. To support our commitment to reduce GHG emissions, we are currently developing Company GHG targets for the period after FY2017. Our process will take into account an understanding of GHG forecasts and reduction opportunities, technology options and the expectations of our stakeholders. In FY2016, we undertook a project to increase our understanding of the GHG emissions in our supply chain (our Scope 3 emissions). The results of this work will enable us to engage more meaningfully with our suppliers and customers, and assist in the identification of material opportunities to reduce GHG emissions.
A key feature of COP21 was the strong support from the investment community, including the announcement of the Financial Stability Board’s Taskforce on Climate-related Financial Disclosures (TCFD). This industry-led group aims to develop voluntary, consistent climate-related financial risk disclosures that would be useful to lenders, insurers, investors and other stakeholders. The TCFD is chaired by Michael Bloomberg and comprises senior technical representatives from organisations that are both ‘preparers’ and ‘users’ of company disclosures. BHP Billiton’s Vice President of Sustainability and Climate Change, Dr Fiona Wild, is a member of the TCFD. We see this as a strong endorsement of the work we have already undertaken.
BHP Billiton Sustainability Report 2016 25

Operating with ethics and integrity
Relevant United Nations Sustainable Development Goals
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS
Our position
As a global corporate leader, integrity and accountability are central to the way we work and central to our reputation. We are wholly committed to ethical business practices and the highest standards of governance. This commitment is based on our understanding of the transformational potential of sustainable natural resource development and our recognition that operating ethically and transparently is fundamental to harnessing that potential.
We believe a strong compliance framework reflects our commitment to our host communities and governments. Our stakeholders’ interests are best served when the areas in which we operate have a stable social, political and economic environment. Our role in creating that environment is to follow the rule of law, be transparent about our activities and provide opportunities for people to participate in policy and decision-making processes that are free from the influence of corruption.
Our performance
Business conduct
Our BHP Billiton Code of Business
Conduct (Code) sets behavioural standards for everyone who works for or on behalf of BHP Billiton. The Code demonstrates how to apply the values and commitments set out in Our BHP Billiton Charter. Acting in accordance with the Code is a condition of employment and annual risk-based Code of Business Conduct training must be undertaken by all our people in each area of the organisation.
Internal or external stakeholders may raise grievances or concerns about our Company, and we have a number of reporting mechanisms to address these. EthicsPoint is the 24-hour multilingual business conduct hotline and online case management system, which is managed by an independent third party. This worldwide service is available to internal and external stakeholders, providing a confidential means to report concerns about conduct that may be contrary to our values and ethical business standards, anonymously if chosen. For employees and contractors, complaints and grievances can also be raised with line managers and human resources personnel. Community complaint and grievance processes are also available at a local level. Our process includes acknowledging, investigating and documenting all complaints and grievances, undertaking remedial actions as appropriate for legitimate complaints, advising the complainant promptly and documenting the outcomes.
In FY2016, 1,145 business conduct cases were recorded, with 644 received through our Human Resources function or business representatives and the balance through EthicsPoint. Of the cases that were substantiated, 238 resulted in termination and 351 in a written warning. Other responses, applied to 161 cases, included a range of solutions, from suspension through to coaching.
Consistent with our Code of Business Conduct, no retaliatory action was taken against anyone for raising or helping to raise a business conduct concern (including no retaliatory legal action, threats or actions for dismissal against anyone with credible allegations of human rights infringements, or their legal representatives) during FY2016.
Business conduct cases by category
Health and safety 21% Harassment and bullying 16% Behaviour 11% Performance 9% Alcohol, drug and tobacco use 9% Conflict of interest 6% Other* 6% Absenteeism 5% Equality in employment 5% Physical theft or loss 3% Accuracy of data and information 3% Ask a question 3% Unfair dismissal 2% Communicating externally 2%
*Other: Maintaining supplier relationships; protecting BHP Billiton assets; personal information and privacy; corruption; intellectual property; business travel; use of business partners; engaging with our communities; competition and antitrust; cyber security; accepting gifts, hospitality and entertainment; environment.
26 BHP Billiton Sustainability Report 2016

Anti-corruption
If left unchecked, corruption deprives communities of the benefits that should flow from the development of natural resources and undermines effective government decision-making. We are determined to play a significant role in the global fight against corruption in the resources industry. Building on a strong framework, we are committed to continuous improvement and strive to implement and maintain a world-class compliance program.
This is reflected in Our Requirements for Business Conduct standard and in the importance of the BHP Billiton Foundation’s Natural Resource Governance Program (described on page 19). It is also why we are committing to the Global Partnership with Transparency International (described on page 29).
Anti-corruption compliance
BHP Billiton’s Compliance function is responsible for the design of the anti-corruption compliance program and plays a key role in providing advice to our people, monitoring implementation and reporting on the program throughout the Company. The Compliance function is independent of the operations and reports via the Chief Compliance Officer to the Chief External Affairs Officer and the Risk and Audit Committee. The Compliance function includes teams that are co-located in all our main global locations and a Compliance Legal team comprising lawyers with expertise in anti-corruption and trade law compliance.
Anti-corruption monitoring and assessment
BHP Billiton assures the continuing improvement of its compliance program by verifying implementation via periodic testing and review of anti-corruption compliance controls. An independent internal audit team conducts regular anti-corruption audits to assess implementation of controls, and the Compliance function undertakes regular monitoring exercises. The results of internal audits, compliance monitoring and investigations are identified for incorporation into risk assessments and training and to inform continuous improvement of the program.
Anti-corruption risk assessments
Anti-corruption risk assessments take place annually for all our assets, most globalised functions and Marketing. Anti-corruption risks are assessed, controlled, monitored and reported in the same way and in the same system as other significant risks affecting BHP Billiton (e.g. safety or financial risks). The risk profile of the organisation means that many common causes of corruption risk are applicable to many assets. During risk assessment meetings and workshops, consideration is also given to possible causes of corruption risk in the local operating environment.
Anti-corruption training and communication
Our assets, functions, and Marketing are required to coordinate with the Compliance function to identify employees, agency contractors and business partners who require anti-corruption training by applying specific criteria developed by the Compliance function. Training is mandated for higher-risk business partners and community partners as part of the compliance pre-approval processes. All employees are required to undertake annual refresher training on the Code of Business Conduct, which in FY2016 was updated to include a section on anti-corruption, targeting anti-corruption concepts relevant to all employees. In addition, risk-based specific anti-corruption training was undertaken by more than 6,300 employees in FY2016, together with numerous employees of business partners and community partners. The focus was on specific and intensified training delivered to the most relevant employees and business partners. The Risk and Audit Committee of the BHP Billiton Board receives a bi-annual report from the Chief Compliance Officer on the operation of the compliance program. This report typically highlights key program developments, enhancements and areas of emerging risks.
BHP Billiton Sustainability Report 2016 27

Operating with ethics and integrity continued
Resolution with US Securities and Exchange Commission
In May 2015, the Company announced the resolution of the previously disclosed investigation by the US Securities and Exchange Commission (SEC) into potential breaches of the US Foreign Corrupt Practices Act.
The matter was resolved with the SEC pursuant to an administrative order, which imposed a US$25 million civil penalty. Under the SEC order, BHP Billiton was also required to self-report on its compliance program to the SEC for a period of 12 months following the date of the SEC order (20 May 2015). This obligation has now been satisfied.
As previously disclosed, an investigation by the Australian Federal Police (AFP) is ongoing and we continue to cooperate.
Collective action initiatives
We participated in a number of collective action initiatives in FY2016 that were intended to promote ethical business conduct and reduce levels of corruption in particular locations or industries. These included:
associate membership of and representation at the Maritime Anti-Corruption Network (MACN).
In 2016, we actively participated in a MACN project focused on promoting integrity and legal transparency in the Indonesian port sector;
participant in the UN Global Compact and member of the Anti-Corruption Leadership Group Steering Committee for the UN Global Compact Network Australia;
attendance at the Corporate
Business Integrity Council (Australia).
Additionally, we regularly engage with suppliers and businesses in the resources industry and other industries on anti-corruption issues. We also support the work of anti-corruption non-government organisations and contribute to Transparency International’s Australian and UK chapters.
More information on our anti-corruption compliance program is available online at www.bhpbilliton.com/anticorruption.
Closure planning
Closure planning touches many areas of our business and is an important consideration throughout the life cycle of our operations. We have a governance framework for mine closure that integrates resource planning and development, health, safety, environment, community and social considerations, stakeholder engagement, finance, and assurance into the operational design.
We recognise the significant risks associated with ineffective closure and use our governance framework to mitigate these risks. Each operating asset must develop a closure plan and a corresponding financial assessment. The plans describe the objectives and processes we use to minimise closure-related risks over the life of the asset. Our internal audit function tests the effectiveness of these plans and their alignment to the closure planning framework. Information about the Company’s financial provisions related to closure liabilities is available in our Annual Report.
A Company-wide closure working group meets on a regular basis to leverage experience and knowledge across our operations. A key activity of this group during FY2017 will be the finalisation of Our Requirements for Closure standard to further improve our closure planning processes. An ongoing internal audit program tests the effectiveness of our closure plans. In FY2016, these were undertaken at our Western Australia Iron Ore port and rail operations, our Pampa Norte copper operation in Chile and several of our North American closed mine sites. All audit findings are reviewed annually and reported to Operations Presidents, with summary reports provided to the Risk and Audit Committee.
In FY2016, we continued to participate in the International Network for Acid Prevention, an organisation of mining companies dedicated to reducing liabilities associated with sulphide mine minerals.
Environmental considerations and mine closure
Properly managing risks to biodiversity and water resources into closure is a significant issue. As a result, we are continuing to improve our approach to closure planning so that we can minimise closure legacies during operations. Where we have existing closed sites we continue to apply Our Requirements for Environment and Climate Change standard so that impacts are identified and options implemented to minimise the potential of adverse environmental impacts. In addition, closed sites are required to perform long-term monitoring to verify that the controls are effective and that the performance standards are maintained.
28 BHP Billiton Sustainability Report 2016

Product stewardship
Our operations produce materials that contribute directly to the growth of cities and communities across the world and are crucial to the economic and social development of society. In doing so, we appreciate that we have a responsibility to minimise the environmental, health and safety impacts of our products.
Similarly, as one of the largest global shippers of bulk commodities, we recognise that an important part of our supply chain relies on the safe, efficient and reliable transportation of our products.
We are committed to implementing the International Council of Mining and Metals Sustainable Development Framework, which requires us to facilitate and encourage responsible design, use, reuse, recycling and disposal of our products throughout the supply chain. Our approach includes:
ensuring that through management systems and internal audit processes, we assess, prevent or mitigate potential environmental, health and safety risks to our people and communities;
working wherever possible with those involved in the life cycles of our products to enhance environmental performance throughout the supply chain and to promote responsible use of our products;
conducting risk-based screening of our transportation providers to select those who share our commitment to sustainable supply chain management;
engaging in product stewardship initiatives, including the Steel Stewardship Forum, the European Copper Institute and the Australian Petroleum Production and Exploration Association;
conducting research to support energy-efficient and productive utilisation of our products; and
engaging with our customers directly via technical collaborations and publications.
Following a rigorous internal audit in FY2015 across all relevant commodities, we continue to monitor REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals) regulations covering the importation of chemical substances into the European Union to ensure ongoing compliance.
The transport of uranium product is overseen by the Australian Government through the Australian Safeguards and Non-Proliferation Office. As a member of the World Nuclear Association (WNA), our product stewardship activities range from participating in national and international stewardship programs, to allowing our customers to audit our health, safety, environment and community (HSEC) activities in line with the WNA Sustainability Checklist. This includes supporting the safe and peaceful use of nuclear technology and promoting sustainable development for the industry.
Supply chain management
The supply chain for our global operations includes skilled labour, miscellaneous services and supply of raw, direct and indirect materials. For all our goods and services, we engage our suppliers through a commercial framework that is aligned with Our Charter values and our ethical practices.
To enable this, we manage our relationships through relevant contractual arrangements, applicable regulatory frameworks, Our Charter, our Code of
Business Conduct and Our Requirements standards. Our Requirements for Supply standard provides the framework with a view to ensuring our suppliers comply with our HSEC and business conduct zero tolerance requirements.
See page 48 for more information on human rights in our supply chain.
We assess supply categories according to commercial dependency and supplier risk, on a tiered approach. Engagement with each supplier is determined by the risk level. If required, we work together to develop a plan to ensure the supplier meets Our Requirements standards throughout the relationship. Significant suppliers (tier one) represent approximately two per cent of our supply base. We are currently in the process of designing and implementing a new category management platform that will increase our effectiveness in tracking supplier performance and ongoing supplier monitoring.
Our way forward
While BHP Billiton holds itself to the highest standards, we know we will always have more to do. We continue to listen and adapt our reporting to ensure we are disclosing information that will make a difference.
Transparency International and BHP Billiton have formed a Global Partnership for a period of five years, which will provide a framework for both parties to work collaboratively towards shared interests in driving the transparency and accountability agenda within and beyond the extractive industries.
BHP Billiton Sustainability Report 2016 29

Responsibly managing and enabling a resilient environment
Relevant United Nations Sustainable Development Goals
6 CLEAN WATER AND SANITATION
14 LIFE BELOW WATER
15 LIFE ON LAND
Our position
We acknowledge that the nature of our operations can have significant environmental impacts. Additionally, our operations and growth strategy are dependent on obtaining and maintaining access to environmental resources.
Biodiversity and its associated ecosystem services are fundamental to maintaining the provision of food and water for society. In addition, water is a shared resource, with high economic, environmental and social value and a basic human right.
Competition for land and water resources is growing, pressure on biodiversity is increasing and climate change is amplifying the sensitivities of our natural systems. In line with Our BHP Billiton Charter, we all have a role in demonstrating our environmental responsibility by minimising impacts and contributing to enduring environmental benefits, through every stage of our operations.
We complement our core business processes of risk management, major projects and corporate planning, community development and stakeholder engagement, with our minimum mandatory requirements outlined in Our Requirements for Environment and Climate Change standard.
Avoiding environmental impacts
We are committed to our environmental obligations, as detailed in Our Requirements for Environment and Climate Change standard.
These include:
We do not explore or extract resources within the boundaries of World Heritage-listed properties.
We do not explore or extract resources adjacent to World Heritage-listed properties, unless the proposed activity is compatible with the World Heritage outstanding universal values.
We do not explore or extract resources within or adjacent to the boundaries of the International Union for Conservation of Nature (IUCN) Protected Areas Categories I to IV, unless a plan is implemented that meets regulatory requirements, takes into account stakeholder expectations and contributes to the values for which the protected area is listed.
We do not operate where there is a risk of direct impacts to ecosystems that could result in the extinction of an IUCN Red List Threatened Species in the wild.
We do not dispose of mined waste rock or tailings into a river or marine environment.
Minimising, rehabilitating and compensating for impacts
We take a risk-based and integrated approach to the management of impacts to land, biodiversity, water resources and air.
We require our operations to understand their baseline conditions and place priority on implementing the mitigation hierarchy within our area of influence to avoid, minimise and rehabilitate direct, indirect and cumulative impacts over both the short and long term. All our operations are required to maintain quantitative water balance models that predict and support the management of water inputs, use and outputs, consistent with business strategies and plans, and facilitate timely management responses to water-related risks.
Where possible, we seek to use lower-quality or recycled water to minimise extraction requirements from higher-quality water resources. Rehabilitating land no longer required for our activities is integral to managing our impacts on land and biodiversity. Our operations are required to maintain rehabilitation plans that support life of asset and closure plans. This includes rehabilitating disturbed areas consistent with the pre-disturbance land use or an alternate use, taking into account regulatory requirements and stakeholder expectations.
We apply compensatory actions to biodiversity and ecosystems impacted by our activities. Where actual or reasonably foreseeable residual impacts remain to important biodiversity and ecosystems after applying the mitigation hierarchy, the operations assess whether compensatory actions are required.
30 BHP Billiton Sustainability Report 2016

When designing and implementing compensatory actions, we ensure there is sufficient conservatism to account for uncertainties associated with the effectiveness of potential mitigation measures to deliver sustainable environmental benefits. We have also established principles in Our Requirements for Environment and Climate Change standard to guide our business in establishing compensatory actions. The principles require that compensatory actions must be appropriate and not contribute to any additional impacts, be effective in responding to the residual impact and endure in the long term.
We define specific and measurable target environmental outcomes to manage impacts to land, biodiversity, water resources and air and contribute to long-term environmental benefits consistent with the level of risk. We have also more recently factored climate change science into our understanding of environmental impacts and risk as part of our approach to climate change adaptation and resilience.
Contributing to Environmental Resilience
In addition to the application of the mitigation hierarchy, we look beyond our own operations for opportunities to contribute to Environmental Resilience through supporting the conservation and sustainable use of natural environments for the benefit of future generations.
Our performance
Environmental incidents
Environmental incidents have the potential to generate long-lasting physical, socio-economic and psycho-social impacts. We seek to avoid environmental incidents by applying Our Requirements for Environment and Climate Change standard and Our Requirements for Risk Management standard. This means identifying risks with potential environmental impacts and applying preventative controls, including implementing the mitigation hierarchy. In addition, all our operations are required to maintain emergency response plans as mitigating controls to minimise the potential severity should an incident occur. We use incident investigation as both an analytical tool to understand why incidents occurred and also as a tool to prevent similar incidents from occurring again. Significant environmental incidents are investigated in this way whether they actually occurred or had the potential to occur.
While no significant environmental incidents occurred at any BHP Billiton operated assets in FY2016, we deeply regret the significant environmental impacts of the dam failure at our non-operated joint venture, Samarco.
For information on the Samarco dam failure, see pages 2–5.
Our public targets
Water
In recognising the regional and varied nature of our water risks, we introduced a target requiring our operations with water-related material risks to implement projects to reduce their impact on associated water resources.
Our operations have progressed a number of projects in support of our water target, including the use of liners to reduce water loss at Pampa Norte; construction of the desalination plant for Escondida; implementation of a well integrity management standard, incorporating annulus pressure monitoring and well integrity audits and inspections at our US onshore shale operations; and using managed aquifer recharge programs to return water to nearby aquifers via bore field injection at our Western Australia Iron Ore (WAIO) operations.
Land and biodiversity
In FY2016, in line with our target, all our operations developed land and biodiversity management plans that include controls demonstrating the mitigation hierarchy to manage our biodiversity and ecosystem impacts. For example, baseline flora and vegetation surveys conducted by WAIO for the mine design of the Orebody 31 deposit informed recommendations for a number of design changes and management controls to reduce impacts on a new flora species. Surveys discovered Acacia sp. East Fortescue, a previously undescribed species. Under the original design concept for Orebody 31, the team identified inherent impacts on flora and vegetation, so made modifications to avoid direct impact to the new acacia species.
BHP Billiton Sustainability Report 2016 31

Responsibly managing and enabling a resilient environment continued
Our Environment standards in action
Mitigation hierarchy
Avoid Minimise Rehabilitate Compensate
Environmental Resilience – enhance and conserve
Case study
The mitigation hierarchy – avoid and minimise
Flamingos at the salt flats.
During FY2016, a survey by WAIO to support a proposed expansion at one of its operations, identified a number of small semi-permanent water bodies that provide habitat for Pilbara olive pythons. This species is listed as vulnerable and has been recorded in the local area over multiple years, including from a number of these water bodies.
As these water bodies were considered to be important to the local population of Pilbara olive pythons, the proposed development footprint was revised to avoid some of these habitats. WAIO also put in place mitigation measures to ensure these habitats are not impacted during operations through indirect impacts, such as surface water change.
An example of minimising impacts is at our Escondida copper operations in Chile, which financially support research activities for monitoring the breeding of flamingos at various salt flats. An emblematic bird from the plateau wetlands, this species can be found near our operations in the Punta Negra and Atacama salt flats. For the past few summer seasons, flamingos have been observed at the Laguna Seca tailings dam. Our Escondida team has implemented repelling actions, such as sound systems and physical measures, while continuing to support research.
Case study
The mitigation hierarchy – rehabilitate
BHP Billiton total land rehabilitated
27,500
hectares
Enabling successful rehabilitation requires focus on the identification of suitable species, propagation methods and sustainable implementation.
The Restoration Seedbank Initiative is a five-year partnership between BHP Billiton, the University of Western Australia and the Western Australian Botanic Gardens and Parks Authority. The partnership was established in June 2013 to help fill the gaps in science, knowledge and technical skills to achieve cost-effective and scalable rehabilitation in the Pilbara region.
The Controlled Environment Facility on-site at our WAIO Mt Whaleback operation allows scaled-up trials that exclude natural rainfall events. Experimental plots trial different growth materials and a range of technologies designed to improve seed germination, emergence and early seedling establishment. Trials commenced in FY2016, with research conditions allowing real results to be efficiently implemented and adopted into management practice.
Our coal operation in the Hunter Valley has been part of a four-year government-run cattle grazing study that has demonstrated that cattle being grazed on rehabilitated land gained weight considerably faster compared to those grazing on non-mined land. This shows the potential for two important industries in this area to productively use the same land.
In addition, the operation has trialled a project for ‘micro-relief’ contouring of waste dumps to create more natural looking landforms to better replicate what is seen in the surrounding landscape. This has ecological benefits as well as visual amenity benefits for the surrounding community.
32 BHP Billiton Sustainability Report 2016

Case study
The mitigation hierarchy – compensate
Burrowing bettong at the Arid Recovery Reserve.
Our operations assess where actual or reasonably foreseeable residual impacts remain to important biodiversity and ecosystems after applying the mitigation hierarchy. This is how we determine whether compensatory actions are required. Our Olympic Dam operation in South Australia, after applying the mitigating hierarchy, progressed compensatory actions to address the clearance of native vegetation and broader impacts to the environment.
Vegetation types with the potential to be impacted by the operations are regionally common and cover extensive areas within the arid lands region. Areas of high environmental value were identified for compensatory action efforts by considering state and federal threatened species and communities, as well as proximities to existing protected areas.
Most recently, an area of approximately 11,000 hectares was selected because it contains a number of Great Artesian Basin Mound Springs, which are listed as a Threatened Ecological Community. The endangered plant species Eriocaulon carsonii is also present within the offset area. The area is managed under a government-approved plan and has the additional protection of a Heritage Agreement attached to the tenure for the land.
Additionally, Olympic Dam has a long history of voluntary approaches to compensatory actions. These include borehole shut-in programs through the Great Artesian Basin Sustainability Initiative, which has successfully reduced water drawdown on the Great Artesian Basin from a range of users; and Arid Recovery, a joint conservation initiative between BHP Billiton, the local community, the South Australian Government and the University of Adelaide to restore Australia’s arid ecosystems.
Case study
Conservation
Green turtle at Raine Island National Park.
Through our conservation target, we seek to finance the conservation and continuing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance. We continue to address our conservation target through a range of programs and relationships, including our alliance with Conservation International, formed more than five years ago to design and implement a portfolio of conservation projects around the world and to inform BHP Billiton’s corporate requirements related to land and biodiversity management.
In FY2016, a major milestone was achieved with the Valdivian Coastal Reserve in Chile, which is an area of rich biodiversity and one of the world’s last temperate rainforests. An innovative global partnership between The Nature Conservancy, Conservation International and BHP Billiton has facilitated the conservation and ongoing management of 50,000 hectares of the Valdivian Coastal Reserve.
Following the establishment of the reserve, BHP Billiton contributed US$11 million in FY2016 to establish an endowment to provide for the long-term management costs of the reserve.
Raine Island National Park, located off the coast of Queensland, Australia, is an iconic coral island refuge for vulnerable species, including the Green turtle, the Herald petrel and the Red-tailed tropicbird. During FY2016, we progressed a collaboration between the Great Barrier Reef Foundation, Traditional Owners and the Queensland and Australian governments to protect and restore Raine Island’s critical habitats.
We recently announced our US$5 million investment in the Alto Mayo REDD+ project – managed by Conservation International Peru. The Alto Mayo Protected Forest in Peru is of global significance and is home to Peru’s three endangered primates and numerous endemic plant and bird species. It is also a critical source of fresh water to a large portion of the downstream Peruvian Amazon population.
The area is currently under threat due to unsustainable farming practices, leading to significant greenhouse gas emissions from deforestation, a loss of critical habitat and impacts to fresh water quality. BHP Billiton’s support will enable alternative livelihood opportunities, including sustainable coffee growing and improved forest governance.
BHP Billiton Sustainability Report 2016 33

Responsibly managing and enabling a resilient environment continued
Managing our water-related risks
Water stewardship is not only about how we manage our water-related risks, but also how we engage with others to manage risks on a catchment or industry basis. With climate change likely to affect the predictability of patterns and cycles of water flow, the management of water supplies, in collaboration with our host communities and other users, is not simple.
The sustainability of our operations relies on our ability to obtain an appropriate quality and quantity of water, use it responsibly and manage it appropriately, including taking account of natural supply variations. With operations located across the world, the water-related risks and impacts experienced by our operations vary from region to region. We therefore assess and manage these risks on a regional basis.
The water-related risks we manage range from community concerns to operational impacts, and include security of supply, water infrastructure reliability, flooding events, tailings management, cumulative impacts of water use, potable water supply, sanitation and closure.
To manage these risks, we have a range of controls, including:
increasing water efficiency to reduce total consumption;
using lower-quality water sources;
expanding supply options to reduce dependence on single sources;
developing operational water balances;
implementing catchment-scale management;
monitoring and managing environmental impacts;
implementing community engagement and development initiatives.
Water reporting
We report our water use publicly, consistent with the Input Output model of the Minerals Council of Australia’s Water Accounting Framework. Under this Framework, water is categorised as Type 1 (close to drinking water standards), Type 2 (suitable for some purposes) and Type 3 (unsuitable for most purposes).
Our total water input (water intended for use) in FY2016 was 282,800 megalitres, with 88 per cent defined as Type 2 or Type 3. This demonstrates our approach to utilising lower-quality water wherever feasible.
As part of our commitment to promote transparency and accountability on our water-related issues, we have participated in the CDP water program since its inception in 2010 (see www.cdp.net/water). CDP’s water program is recognised as one of the leading benchmarks of water disclosure among multinational companies and is used by investors to assess performance. We continue to review our water-related risks disclosure to improve transparency for interested stakeholders.
Water input by source
Groundwater 46% Sea water 34% Surface water 11% Third party water 9%
Water input by quality
%
Water unsuitable for most purposes 67%
Water suitable for some purposes 21% Close to drinking water quality 12%
Contributing to Environmental Resilience
Environmental Resilience is the environmental component of our Social Investment Framework, which seeks to support the conservation and sustainable use of natural environments for the benefit of future generations. In FY2016, US$27.5 million was contributed to programs supporting environmental resilience. In addition to those investments undertaken in support of our conservation target, we have also contributed to a number of other important initiatives, such as a strategic partnership with Australia’s national research agency, CSIRO, to improve knowledge of the key ecological values of the World Heritage Ningaloo Marine Park in Western Australia.
The Ningaloo Marine Park, which protects over 300 kilometres of fringing reef off Western Australia’s mid-north coast, was declared a UNESCO World Heritage Area in 2011. Ningaloo is recognised for its outstanding universal values, including diverse and abundant marine life. Much remains unknown about the reef and its inhabitants, particularly the processes that maintain the biodiversity of shallow and deep water habitats and their importance to the visiting charismatic megafauna, including turtles and sharks.
BHP Billiton’s petroleum operations and CSIRO formed a strategic partnership in 2015 that aims to develop a deeper understanding of Ningaloo and to pass this understanding on to the local community and park’s managers. Community engagement is a key element of the program, and BHP Billiton and CSIRO are working with the Exmouth School to build elements of the project into the school curriculum. We have also engaged a local volunteer conservation organisation, Cape Conservation Group, to participate in the field activities.
Our Ningaloo Outlook Project case study is available online at www.bhpbilliton.com/ casestudies
34 BHP Billiton Sustainability Report 2016

Case study
Managing water-related risks
In-pit water tanks.
Since 2011, we have conducted onshore operations in the Eagle Ford, Permian, Haynesville and Fayetteville shale plays, according to our North America Shale Operating Principles. These principles state our commitment to: safety, protecting the land where we operate, safeguarding and managing water resources, minimising air emissions from our operations and being a good neighbour to our host communities.
Our Groundwater Risk Management Plans at our shale operations incorporate controls to prevent the loss of containment of pressurised fluids, including casing annulus (the oil well annulus is the void between the innermost casing or tubing and the casing immediately surrounding it); monitoring procedures to verify well integrity; proper wellhead and casing design and construction; and specialised training to ensure competency.
The water we use for drilling and completions in our Permian shale operation is a blend of produced formation water and brackish water. On average, the operation recycled about 30 per cent of the water used in FY2016, replacing brackish water with about 265 million litres of recycled produced water that would otherwise have been disposed of in a waste water injection well.
Our New South Wales Energy Coal operations have successfully repurposed redundant water cart bodies to be fully relocatable in-pit water tanks. These water cart fill stations for dust management reduce travel time of the water cart fleet, are solar powered and are filled by water dewatered from the pit floor.
Water consumption optimisation projects are also being implemented at our copper operations in Chile. In 2015, those projects allowed a total reduction of 643 litres per second in water consumption. Among those projects, highlights include the implementation of tailings spigots every 500 metres in the Laguna Seca tailings dam at Escondida; the implementation of thermofilm covers at the Spence leaching stockpiles; and the application of a particulate material suppressor agent as a replacement for watering the roads at Cerro Colorado.
La Guajira, in Colombia, experienced a severe drought in recent years that resulted in the regional government declaring a state of emergency in mid-2014. Management at Cerrejón, our non-operated joint venture, is engaging with the communities to help address the impacts of the drought through modifications to its operations and provision of direct support to communities, as well as long-term strategy work with a range of external stakeholders.
Our way forward
While we seek to maintain high standards for managing the environment, we know we have more to do. We will continue to focus on applying the mitigation hierarchy to avoid, minimise, rehabilitate and compensate for our environmental impacts and will seek opportunities to contribute more broadly as environmental stewards through Environmental Resilience to deliver lasting benefits. We will continue to listen to our stakeholders and keep abreast of science so that our approaches are appropriate.
We are currently developing Company environmental targets for the period beyond FY2017. Our new targets will take into account our impacts, expectations of our stakeholders and will look for opportunities to not only continue to improve our environmental performance but also contribute more broadly to society. We are committed to supporting Samarco’s response efforts to the environmental impacts of the dam failure in Brazil. Details can be found on pages 2–5 and online at www.bhpbilliton.com.
BHP Billiton Sustainability Report 2016 35

Actively supporting communities
Relevant United Nations Sustainable Development Goals
1 NO POVERTY
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
15 LIFE AON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS
Our position
We play an important role in developing economies and improving standards of living. As part of making a valuable contribution as community partners, we seek meaningful long-term relationships that respect local cultures and create lasting benefits. Where possible, we employ local people, purchase local goods and services and support broader regional and national economies by paying taxes and royalties.
Through a collaborative approach, we work with communities to identify social needs and existing resources through which we can build our social investment. We then partner with appropriate organisations to deliver community projects, using a strong and consistent process to monitor progress and performance.
We use social data and research to make sure we understand the diversity of our stakeholders, including those who may be disadvantaged and vulnerable. We monitor our efforts with community engagement to be sure we are considering all views and being as transparent and effective as possible. The long-term nature of our operations means it is vital we make effective and genuine connections with people that can be sustained over time. To do this successfully, we base our relationships on open communication, trust and mutual respect. Working this way helps achieve a clear understanding of the context and impacts of our operations and informs how we make a meaningful contribution to economic and social development.
Our approach to supporting communities is guided by Our Requirements for Community standard. This requires all our operations to implement mandatory actions to ensure we understand our host communities, effectively plan and implement our commitments and measure our performance. The mandatory actions that facilitate our collaborative approach are illustrated in the diagram below. Our Social Investment Framework, implemented in FY2015, underpins our voluntary social investment approach from FY2016 to 2020 and provides a consistent framework for our local, regional, national and global investment. Importantly, our Social Investment Framework aligns strongly with the UN Sustainable Development Goals. This is outlined on pages 10–11.
Our approach to actively supporting communities
Working together
Understanding
communities
Defining host community boundaries
Identifying stakeholders
Conducting social baseline studies
Assessing social impacts and opportunities
Understanding the local human rights context and associated impacts
Working with local people to identify and secure Indigenous cultural heritage
Comprehensive
planning
Stakeholder Engagement Management Plan
Human Rights Management Plan
Complaints and grievance mechanisms
Social Investment Framework
Community Development Management Plan
Local Procurement Plan
Indigenous Peoples Policy Statement
Effective implementation
Culturally aware staff
Inclusive and culturally appropriate decision-making and engagement
Collaborative management of community partner performance
Robust governance frameworks and community partner due diligence for social investment activities
Immediate response to community incidents
Monitoring performance
Community perception surveys
Complaints and grievance data tracking and analysis
Community incident analysis and reporting
Research and benchmarking
Consistent monitoring and evaluation
Annual independent verification of data and social performance
Outcomes
Outcomes
Contributing to improved quality of life
36 BHP Billiton Sustainability Report 2016

Our performance
In working with our host communities, we undertake a range of assessments to measure our engagement performance, which informs our business planning activities.
We work with our host communities to achieve sustainable economic and social benefits. We aim to support the development of diversified and resilient local economies that contribute to quality of life improvement that continues beyond the life of our operations. The identification and management of community risks are central to achieving our purpose and strategy. Community risks of greatest concern are those involving safety and security, resettlement, community health, economic impacts and any event that leads to a breach of human rights. While no significant community incidents occurred at our operated sites, we deeply regret the significant community impacts of the dam failure at our non-operated joint venture, Samarco.
For information on the Samarco dam failure, see pages 2–5.
Engagement
Through regular community perception surveys, the communities hosting our operations identify their areas of priority. We use this information to design our community engagement and development programs to meet stakeholder needs and expectations. During FY2016, four of our operations undertook community perception surveys. Outcomes from these surveys demonstrated that key issues were support for local economic and social development, access to information about our business and opportunities to provide feedback.
An example of ongoing engagement is our Western Australia Iron Ore (WAIO) operation, which has worked with non-profit organisation FORM for more than 10 years, offering cultural and economic opportunities for the communities in the Pilbara region. Together, we have developed a broad range of programs that contribute to a strong sense of culture and place within previously divided communities. Both BHP Billiton and FORM recognise the integral value of culture in harmonious communities.
Responding to stakeholder concerns
Understanding the concerns of host communities is important. Community concerns are raised in a range of different forums and our teams respond appropriately as they arise. All our operations are required to have local mechanisms in place to record complaints and grievances and to address these in a timely and effective manner.
In FY2016, our operations recorded 14 social, environmental and human rights grievance cases through their local grievance mechanisms; of these, 12 were successfully resolved during the year.
Case study
Improving the quality of life in the city of Antofagasta
CREO Antofagasta is a joint collaboration of representatives from the public and private sectors intended to address the challenge of linking the mining business with the growth being experienced by the Chilean city. The CREO Antofagasta Plan was designed to improve the quality of life in the city of Antofagasta with a vision to the year 2035. BHP Billiton has supported the plan by financing specific projects. In FY2016, CREO Antofagasta shared 330 associated proposals with the community through five civic forums. Based on input received, 35 projects were prioritised for the 2015–2021 period, with investments totalling US$160 million.
The projects included construction of neighbourhood public areas; designing an innovative wastewater reuse system for watering green areas; and the Antofagasta on a Bike program, with the opening of the Antofagasta CicloRecreoVía (a sport and recreational activity area), and work beginning on over 30 kilometres of bicycle lanes.
BHP Billiton Sustainability Report 2016 37

Actively supporting communities continued
Development
In alignment with the United Nations Sustainability Development Goals, our Social Investment Framework focuses on three themes: governance, human capability and social inclusion, and environment.
Governance: We aim to contribute to good governance with a focus on reducing corruption, enhancing transparency and strengthening of institutions.
Human capability and social inclusion: We aim to enhance human capability and social inclusion through increasing the number of people with improved health and wellbeing, access to quality education and vocational training and enhanced livelihood opportunities. Environment: We aim to contribute to enduring environmental and social benefits through biodiversity conservation, water stewardship and climate change mitigation and adaptation.
Delivering the BHP Billiton Social Investment Framework(1)
Governance Human capability and social inclusion Environment
Transparency and corruption Institutional strengthening Enhancing livelihoods Health and wellbeing Education and training Social inclusion Climate change Biodiversity and water
Asset total spend
US$8.3 million
Which countries
Australia, Canada, Chile, China, US, Trinidad and Tobago.
In FY2016, 418 non-government or community-based organisations and 829 small businesses participated in capacity building activities (including 109 Indigenous businesses).
Twenty-three organisations we partner with received anti-corruption training, with six of these being Indigenous focused.
Example: Transparency International
Transparency International (TI) and BHP Billiton have a shared commitment to the global fight against corruption and the promotion of ethical business conduct.
In FY2016, the BHP Billiton Foundation supported the TI Mining for Sustainable Development project. This project will work across more than 25 countries to enhance transparency and eliminate corruption associated with mining-related permitting and licensing.
Asset total spend
US$50.1 million
Which countries
Australia, Brazil, Canada, Chile, China, Indonesia, Singapore, Trinidad and Tobago, US.
Approximately 200,000 students participated in community projects. 600 scholarships were awarded. 20,000 people had new or improved access to health services. 611 people received job-related training through our community partners.
Example: Education investment in the Pilbara
As a long-term operator in the Pilbara region, the team at Western Australia Iron Ore (WAIO) is acutely aware that Indigenous peoples in the region experience, on average, higher rates of developmental vulnerability, lower school attendance and high school completion rates and substantially lower annual incomes than non-Indigenous peoples.
Our commitment to addressing these issues for the long term has centred around three key areas:
• education to employment;
• training for employment;
• building organisational capacity.
Since 2001, the number of Indigenous employees at our WAIO operation has increased four-fold. The numbers continue to grow as a result of the team’s comprehensive approach and the design and the delivery of innovative programs.
By end of July 2016, there were 666 Indigenous employees at WAIO, or 7.9 per cent of the total workforce. The team aspires to a target of at least 10 per cent by 2020, creating sustainable, positive change in the lives of Indigenous peoples.
Asset total spend
US$27.5 million
Which countries
Australia, Chile, China, US, Peru.
In FY2016, through our social investments, over 50,000 tonnes of greenhouse gas emissions were avoided and over 60,000 hectares of land was managed for conservation.
Example: Martu Living Deserts Project
In Western Australia, the Martu Living Deserts Project is a partnership between Kanyirninpa Jukurrpa, The Nature Conservancy and BHP Billiton.
This conservation project assists the Martu people to continue their connection with their country, which includes part of the world’s most intact arid ecosystem and is a region of rich biodiversity. The partnership is focused on the continued conservation of this area by combining scientific land management with traditional Indigenous ecological and cultural practices.
Further details are available online at www.bhpbilliton.com/casestudies.
(1) Not including voluntary social investment categories of ‘Other’, administration costs or non-operated joint venture community contributions, which total US$37.8 million.
38 BHP Billiton Sustainability Report 2016

Contributing to the quality of life in communities
Our host communities can expect BHP Billiton to make a contribution to sustainable development through our core business. We believe we also have a responsibility, in line with
Our BHP Billiton Charter values, to acknowledge our host communities through our voluntary social investment. To do this, we voluntarily invest one per cent of our pre-tax profit in community programs (calculated on the average of the previous three years’ pre-tax profit).
During FY2016, our voluntary social investment totalled US$178.7 million, comprising US$123.7 million of cash towards community development programs and administrative costs and a US$55 million contribution to the BHP Billiton Foundation. The cash component of our FY2016 social investment is an aggregate of the total funds invested across the organisation and included:
direct voluntary funding provided as one-off donations to support medium to longer-term community projects;
contributions made at the local operational level to charitable organisations (excluding our contribution to the BHP Billiton Foundation).
Excluding our contribution to the BHP Billiton Foundation, 45 per cent of the cash component of our social investment expenditure was invested in local communities, 29 per cent was invested regionally, 21 per cent was invested in national or international programs in countries where we operate, and the remaining five per cent spend represented administration costs.
Social investment target (1)(2)
Cash expenditures
US$ million
FY2012
FY2013
FY2014
FY2015
FY2016 123.7 55
0 50 100 150 200 250 300
Contributions to the BHP Billiton supported charities
Target
(1) The expenditures represent BHP Billiton’s equity share for both operated and non-operated joint venture operations.
(2) Cash expenditures exclude expenditures from foundations and trusts.
BHP Billiton supported charities
BHP Billiton Sustainable Communities (UK-based) and the BHP Billiton Foundation (US-based) are two charities that contribute to improving the quality of life for people living in regions and countries where we have a business interest and in other regions of the world as each charity may independently select. These two charities provide grants to organisations, enabling them to deliver large-scale, long-term social and environmental development projects. Our contribution to the BHP Billiton Foundation complements the local community development work undertaken by our operations.
Assessment criteria for who the charities partner with include their capacity to effectively deliver large-scale projects, due diligence and anti-corruption compliance, and experience operating in the country and region of interest. When developing projects, care is taken not to duplicate or displace existing agencies and services, but rather to strengthen and support local capacity development. During FY2016, the BHP Billiton Foundation committed to projects and donations, including:
A$5.7 million to the Broken Hill City Council in Australia to fund their Living Museum and Perfect Light Project for the protection and promotion of the Broken Hill Archives, along with the enhancement of its historical infrastructure;
US$5.2 million to support projects under the BHP Billiton Foundation’s Natural Resource Governance Programs, which aim to reduce the potential for corruption and bribery across the entire resource value chain (refer to page 18 for details).
During FY2016, BHP Billiton Sustainable Communities provided US$14.8 million to continue its long-term projects in Australia, Colombia, South Africa and Mozambique. This included a partnership with ACDI VOCA to deliver the Livelihoods Empowerment and Development project, an initiative to improve the livelihoods of small farmers in the Boane region of Mozambique. The project provided capacity building support through hands-on training in improved production methods, strengthened production capacity, access to finance and market linkages for smallholder farmers.
At the end of FY2016, BHP Billiton Sustainable Communities had a total of US$60.4 million and the BHP Billiton Foundation had a total of US$277.5 million in funds available for future sustainable development projects.
Supporting local businesses
Due to the size and scale of our operations, we require a range of products and services to enable our operations to do business effectively at a local level. Where Our Requirements standards can be met, we choose to source these products and services locally from our host communities, benefiting local suppliers and local communities. In FY2013, we set a target for all our operating assets to have local procurement plans. In FY2016, all operating assets had local procurement plans in place with targets.
In FY2016, 31 per cent of our Company spend was with local suppliers, with the largest local spends made by operations in the United States, Australia and South America, 94 per cent, 21 per cent and 15 per cent, respectively. An additional 64 per cent of our Company spend was within the regions in which we operate.
BHP Billiton Sustainability Report 2016 39

Actively supporting communities continued
Case study
Our employees in the community
Since 2013, millions of people around the world have joined the men’s health movement every November by growing a moustache, a ‘mo’, or supporting fundraising efforts. The Movember Foundation is a global charity committed to men living happier, healthier, longer lives. BHP Billiton employees in Australia enthusiastically participated in Movember 2015, with A$225,000 raised as a result. This positioned BHP Billiton as the top fundraising company in the Mining Industry Challenge and was further supported through a donation of A$68,387 through employee Matched Giving claims.
BHP Billiton’s Petroleum operations celebrated a record-breaking year for the United Way campaign in Greater Houston, with employees pledging donations worth US$555,000. The United Way campaign aims to raise funds to transform individual lives and bring long-lasting, systemic change to social issues. More than 700 employees also participated in ‘Impact Days’, with volunteer efforts counted as ‘sweat equity’. These combined efforts and financial contributions make a significant impact on the local community.
Employees supporting our communities
We encourage employees who are active citizens in their communities to support local charitable organisations. Our global Matched Giving Program recognises the contribution of our employees by matching their personal financial donations up to a specific cap.
More than 7,500 of our employees participated in the Matched Giving Program in FY2016. Employee contributions benefited 768 not-for-profit organisations, which received over US$7.3 million as part of the program.
Matched giving FY2016
US $7.3 m
in contributions
Our way forward
We are committed to supporting Samarco’s response efforts to the community impacts of the dam failure in Brazil. Details can be found on pages 2–5 and online at www.bhpbilliton.com.
BHP Billiton Foundation
The Directors of the BHP Billiton Foundation adopted a new strategy in FY2016 generally aligned to the BHP Billiton Social Investment Framework, subject to serving the Foundation’s charitable purposes. Under this strategy, the Foundation is developing three Global Signature Programs addressing sustainable development challenges of global significance where the Foundation can contribute to material outcomes at a global level through project partnerships with international institutions and non-government organisations.
Our operations have extensive programs designed to make a positive impact locally. The work of the Foundation complements and goes beyond what the business can achieve directly by contributing to critical sustainable development challenges. Through the Global Signature Programs, the BHP Billiton Foundation will focus on three significant global challenges that are directly relevant to the resources sector and to wider society – where the Foundation believes that working with others creates the opportunity to act at scale to make a distinctive contribution:
Natural resource governance: Because raising standards of governance and transparency is essential to eliminating corruption and ensuring that natural resource wealth helps improve living standards of millions of people around the world (refer to page 19 BHP Billiton Foundation’s Natural Resource Governance Program).
Environmental Resilience: Because resilient environments sustain people’s cultures, livelihoods and food security, retain biodiversity, maintain water resources, combat climate change and underpin thriving societies around the world.
Education Equity:
Because quality education is the pathway through which people build the skills and knowledge to seize the opportunities to improve their lives and enhance communities and societies All of these are complex challenges with no easy answers – and no one organisation can make the difference. Supporting the SDG 17, to collaborate to achieve positive global change, the BHP Billiton Foundation will work with appropriate partners to make best use of collective expertise to raise the bar, find new solutions and set new standards for the future.
40 BHP Billiton Sustainability Report 2016

Engaging with Indigenous Peoples
Relevant United Nations Sustainable Development Goals
Our position
As the majority of our operations are located on or near Indigenous peoples’ lands, Indigenous peoples are critical partners for BHP Billiton around the world. The long-term nature of our operations allows us to establish long-lasting relationships with the Indigenous communities in which we operate and those neighbouring our operations.
Our approach to engaging with and supporting Indigenous peoples is articulated in the BHP Billiton Indigenous Peoples Policy Statement. In our Policy Statement, we commit to the International Council on Mining and Metals (ICMM) Indigenous Peoples and Mining Position Statement.
This commitment includes undertaking participatory and inclusive social and environmental impact assessments, seeking to agree on and document consultation plans with potentially impacted Indigenous peoples and working to obtain the consent of Indigenous peoples to BHP Billiton activities consistent with the ICMM Indigenous Peoples and Mining Position Statement. Our Policy Statement applies for new operations or major capital projects for which approvals and permitting have not commenced prior to May 2015 that are located on lands traditionally owned by, or under customary use of, Indigenous peoples and that are likely to have significant adverse impacts on Indigenous peoples.
In making this commitment, we recognise the right of host governments to ultimately make decisions in relation to the development of natural resources. Where the consent of Indigenous peoples cannot be achieved, a host government may decide to proceed with a project after balancing the rights and interests of Indigenous peoples with those of the wider population. In these circumstances, BHP Billiton will determine whether or not we remain involved with the project.
Respecting customary rights
Establishing effective and respectful relationships at a very early stage of a project is critical for BHP Billiton. We seek to identify customary owners, occupiers and users of the land and we conduct land usage surveys. Knowing how the land is used and who is connected to the land on which we intend to operate means people potentially affected are aware of our activities and have an opportunity to express their concerns and aspirations.
Our operational work plans may be amended to reduce potential impacts on landowners and users, following collaboration with Indigenous peoples’ representative organisations, such as land and tribal councils. This can occur in instances where land may be used for customary purposes and no formal land title has been issued.
We design our projects to avoid or minimise resettlement of individuals or communities. If resettlement is required (voluntary or involuntary), we are required to implement programs consistent with the International Finance Corporation’s Performance Standard 5, Land Acquisition and Involuntary Resettlement. This includes acting in a participatory manner that leads to a demonstrable improvement in the livelihoods of the displaced persons or communities.
The BHP Billiton Indigenous Peoples Strategy
In FY2016, we developed a global BHP Billiton Indigenous Peoples Strategy to guide effective implementation of our Indigenous Peoples Policy Statement across our business. Through successful implementation of this strategy, we aim to be regarded as a partner of choice for Indigenous peoples through which we will respect their rights and seek to ensure our relationships contribute to their economic empowerment, social development needs and cultural wellbeing.
Our Indigenous Peoples Policy and Indigenous Peoples Strategy create value for our shareholders and align with Our BHP Billiton Charter values.
Formal recognition of the land-related rights of Indigenous peoples is increasing internationally, including in key jurisdictions relevant to BHP Billiton. Natural resources companies with the capability to operate in a manner consistent with respect for these rights and to negotiate compelling socio-economic value propositions with Indigenous peoples will increasingly secure the comparative advantage of successfully developing and sustaining projects on or near lands traditionally owned by or under the customary use of Indigenous peoples. Similarly, respecting the often profound relationship Indigenous peoples have with traditional lands and maximising the potentially transformative socio-economic contribution we can make aligns with Our Charter values.
BHP Billiton Sustainability Report 2016 41

Engaging with
Indigenous Peoples continued
Our Indigenous Peoples Strategy approach
The BHP Billiton Indigenous Peoples Strategy provides a consistent, Company-wide framework for respecting the rights of Indigenous peoples and enhancing their interests. The strategy focuses our engagement with Indigenous peoples in four priority areas – governance, economic empowerment, social and cultural support and public engagement – and incorporates the following elements as enablers to help achieve shared outcomes and success:
An Outcome Statement:
The positive changes in the lives of Indigenous peoples that BHP Billiton’s engagement will seek to contribute to and the resultant enhancement of the Company’s licence to operate.
Our core commitments:
The mandatory actions BHP Billiton will undertake in contributing to the Outcome Statement. These are consistent with the BHP Billiton Indigenous Peoples Policy Statement and the ICMM Indigenous Peoples and Mining Position Statement and are reflected in Our Requirements for Community standard.
BHP Billiton Good Practice Guidance:
The Good Practice Guidance sets benchmarks for our performance in relation to specific elements of each priority area of our Indigenous Peoples Strategy. While not every element of the Good Practice Guidance may be appropriate to the operating context of all BHP Billiton operations, it is expected that each operation will seek to incorporate relevant elements of the Good Practice Guidance into operational practice.
Our overall approach is represented in the diagram below.
BHP Billiton Indigenous Peoples Policy Statement
BHP Billiton aims to be a partner of choice for Indigenous peoples through which our relationships contribute to their economic empowerment, social development needs and cultural wellbeing.
BHP Billiton Indigenous Peoples Strategy
Governance
Indigenous peoples will derive significant and sustainable benefit from BHP Billiton operations through the effective governance and management of land access, cultural heritage, agreement making and benefit distribution processes.
Outcomes
Social and cultural support
BHP Billiton will contribute to improved quality of life for Indigenous peoples through voluntary social investment, promotion of Indigenous culture and building the Indigenous cultural awareness of our workforce.
Economic empowerment
BHP Billiton will contribute to the economic empowerment of Indigenous peoples through providing opportunities for employment, training, procurement and Indigenous enterprise support.
Public engagement
BHP Billiton will contribute to specific initiatives, programs and public policy processes that advance the interests of Indigenous peoples consistent with the BHP Billiton Indigenous Peoples Policy Statement.
BHP Billiton Good Practice Guidance
42 BHP Billiton Sustainability Report 2016

Our performance
Examples of our achievements in each of the four priority areas of our Indigenous Peoples Strategy during FY2016 are outlined below and on the following pages.
Focus area: Governance
Central to lasting positive change and sustainable benefits for Indigenous peoples, the governance aspect of our Strategy outlines our approach to land access, consent, agreement making and implementation, cultural heritage management and benefit distribution processes.
Case study
100-year agreement
with the Banjima People
In November 2015, BHP Billiton signed a new Native Title agreement with the Banjima People in Western Australia. The BHP Billiton Banjima Comprehensive Agreement covers an area of 8,263 square kilometres and includes a number of the Company’s Pilbara-based iron ore operations and most of the Banjima Native Title determination area.
The agreement is seen by all parties as a positive outcome after many years of negotiation. Simon Hawkins, CEO of Yamatji Marlpa Aboriginal Corporation, noted that the agreement shows that mining and Traditional Owners can co-exist if parties are willing to listen and work cooperatively.
The agreement moves BHP Billiton away from transaction-based engagement to an ongoing and open relationship that will span generations to come. With a life of more than 100 years, the agreement provides long-term certainty for both BHP Billiton, in terms of our current operations and potential future developments, and the Banjima People, with regards to how we will respect and treat their land. Banjima Native Title Aboriginal Corporation RNTBC Chairperson, Slim Parker, said: ‘We are in the midst of a period of great change. Through the agreement, the Banjima People have a great opportunity to build a fantastic future through programs and projects.
‘The Banjima People are privileged to be at the forefront of a future that can truly be fabulous in all areas of our lives. Change is the name of the game if we, the Banjima People, are to build prosperity through self-determination. This will enable sustainability of our law and culture for future generations to come.’
BHP Billiton Sustainability Report 2016 43

Engaging with
Indigenous Peoples continued
Focus area: Economic empowerment
Indigenous peoples in many regions of the world have been historically disadvantaged and still experience lower rates of educational attainment, employment and economic benefit. Together, we seek to address this imbalance by focusing on employment pathways and business development opportunities.
Case study
Professional advisory service for Indigenous businesses
In 2011, BHP Billiton Iron Ore engaged RSM Bird Cameron, a national firm of chartered accountants and business advisers, to provide sound, free, confidential business advice to local Pilbara Aboriginal businesses through the Indigenous Business Support program.
The objective was to assist the start-up, growth and expansion of these local businesses by providing services and advice that includes:
advice on business plans and business structure;
strategic advice for growth and development;
assistance with business finance issues, including reviewing financial management systems and processes, reviewing management accounts and financial statements, and advice on financial modelling, costing, budgeting and planning;
identifying key business risks and advising appropriate mitigation strategies;
assistance on corporate governance issues and procedures;
review of marketing plans.
RSM Bird Cameron representatives travel to the Pilbara each month for the free one-on-one advice and counselling sessions. Meetings can also be arranged in the Perth office with ongoing support via email and phone. To date, 120 local businesses/or individual businesses have used the service. By the end of FY2016, there were 69 Indigenous businesses using the service.
Focus area: Social and cultural support
Our values of respect and diversity underpin this priority area to better understand and preserve Indigenous culture and traditions with the intended outcomes being a more culturally aware and respectful workforce and improved quality of life for Indigenous peoples.
Case study
Supporting Indigenous culture
Tarnanthi, the inaugural Festival of Contemporary Aboriginal and Torres Strait Islander Art, was presented by the Art Gallery of South Australia and deemed a popular and critical success in October 2015. Initiated through a partnership between BHP Billiton’s operations at Olympic Dam and the Government of South Australia, Tarnanthi showcased more than 1,000 artists across the Gallery and 22 partner exhibitions, as well as an Art Fair with 1,283 works of art.
In developing the Festival, we worked with organisers and Aboriginal and Torres Strait Islander people across Australia, with the collective aim of celebrating the richness of contemporary Indigenous culture in an atmosphere of trust and collaboration. The success of Tarnanthi was unprecedented, winning the Premier’s Award for excellence in Supporting Communities, reflecting the work that went into developing the Festival.
The ongoing legacy of Tarnanthi can be continued as a whole and also as discrete projects. The Art Fair, presented in partnership with Tandanya National Aboriginal Cultural Institute, proved to be a stimulus for commercial sales of Aboriginal art. This has the potential to become an annual event and generate further revenues in the Aboriginal and Torres Strait Islander peoples art market that is so critical for the economies of remote communities.
44 BHP Billiton Sustainability Report 2016

Focus area: Public engagement
In addition to programs working directly with Indigenous peoples and our employees, we will engage and participate in appropriate public policy issues in relevant jurisdictions that seek to advance the interests of Indigenous peoples.
Case study
Review of BHP Billiton 2013–2015 Reconciliation Action Plan
A key element of BHP Billiton’s public engagement with Aboriginal and Torres Strait Islander peoples in Australia has been through our Reconciliation Action Plans (RAP). In FY2016, we reviewed our achievements against our 2013–2015 RAP. The RAP identified 11 core actions, of which eight were fully achieved and three partially achieved. Key highlights included:
Cultural competency training: 22,340 Australian-based employees attended and completed cultural competency training between 2013 and 2015.
Supporting Aboriginal business: Contracts worth
A$354.9 million were awarded by our Australian operations to Aboriginal and Torres Strait Islander businesses between 2013 and 2015.
Projects supporting socio-economic and cultural wellbeing: A$26.6 million was invested by our Australian operations in programs supporting the socio-economic and cultural wellbeing of Aboriginal and Torres Strait Islander peoples over the course of the 2013–2015 RAP, complemented by A$25.8 million in the areas of education and training.
Employment: Our Australian operations employed 940 people identifying as Aboriginal and Torres Strait Islanders as of 30 June 2015.
Career pathways: Our Australian operations employed 173 Aboriginal and Torres Strait Islander trainees and 101 apprentices over the duration of this RAP.
As part of our review, we identified the following key lessons to enable us to continually improve our performance in this area:
Career pathways
Advances in technology and productivity will require an increasingly skilled BHP Billiton workforce, particularly in the areas of science, technology, engineering and mathematics. Providing educational and vocational pathways for Aboriginal and Torres Strait Islander peoples to harness these opportunities will be increasingly important for our business.
Sustainability
The resources sector is cyclical by nature and investments supporting Aboriginal and Torres Strait Islander peoples in areas including employment and contracting should be as sustainable as possible through the cycle.
Relationships
Successful partnerships are built on cross-cultural understanding, mutual trust, respect and accountability. Recruiting and retaining staff with the capabilities to develop and sustain these relationships is critical to success.
Embed our commitments
Change is most effective when initiatives are incorporated into a company’s core business. Ensuring the commitments we make to Aboriginal and Torres Strait Islander peoples are embedded in our policies, systems and processes enhances our impact.
Flexibility for context
Our Australian assets operate in very different contexts for which a ‘one size fits all’ approach is unlikely to be effective. We need to be clear about what outcomes are expected to be achieved but retain flexibility for each of our operations to work with Aboriginal and Torres Strait Islander peoples to determine the best way to achieve our outcomes.
Internal governance
Effective governance of our RAP enhances our capacity to learn and ensure accountability. We are committed to further enhancing the internal governance of our 2016–2019 RAP.
Our way forward
We developed our fifth Reconciliation Action Plan (RAP) in FY2016, outlining our specific actions and commitments to support Aboriginal and Torres Strait Islander peoples in Australia and to advance reconciliation in the 2016–2019 period. Our RAP will be available online at www.bhpbilliton.com and is aligned with the framework and priority areas of the BHP Billiton Indigenous
Peoples Strategy. The RAP includes actions, milestones and targets for our operations in the areas of governance, economic empowerment, social and cultural support and public engagement in relation to Aboriginal and Torres Strait Islander peoples issues.
We will establish global and Australian Indigenous Peoples Working Groups that will formally report on an annual basis on our overall performance against our Indigenous Peoples Strategy. These groups will also provide regular progress updates to the BHP Billiton Inclusion and Diversity Council and Forum on Corporate Responsibility, providing increased visibility and accountability on performance and delivery against targets.
BHP Billiton Sustainability Report 2016 45

Realising and respecting human rights
Relevant United Nations Sustainable Development Goals
1 2 10 11 16 17
Our position
Respect for human rights is critical to the sustainability of our business. We take our human rights obligations seriously and demonstrate this by committing to operate in a manner consistent with the United Nations (UN) Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights and the 10 UN Global Compact principles.
Our commitment to operating to the highest standards of business integrity in relation to human rights and our strategy of focusing on the development of large, long-life operations bestows on us both an opportunity to make a positive contribution to the realisation of a wide range of human rights and a responsibility to respect the rights of humans and mitigate human rights related risks.
Many of our people work in countries where there is potential exposure to personal and business risks. We assess each country for the degree of risk associated with visiting, exploring and operating within it. Through our commitment to the Voluntary Principles on Security and Human Rights (VPs), we seek to protect people from material security risks. Our performance requirements are described in
Our Requirements for Security and Emergency Management standard, and we engage relevant stakeholders to develop and manage security programs that respect human rights. Within our operations, we contribute to the realisation of human rights through our rigorous approach to workplace health, safety and labour conditions, ensuring security activities are consistent with the VPs, while also respecting the land tenure rights of landowners and the rights of communities that live near our operations.
Human rights governance and management
Each of our operations assigns accountability for compliance with our mandatory human rights performance requirements to appropriate senior managers and leaders. We obtain assurance of compliance with our human rights commitments through independent internal audits of operational compliance with relevant
Our Requirements standards. Human rights are integrated into our risk management system through
Our Requirements for Risk Management standard to identify and manage risks identified in business activities, functions and processes.
Governance oversight of BHP Billiton human rights performance is the responsibility of the Board’s Sustainability Committee as part of its mandate for monitoring health, safety, environment and community performance. The BHP Billiton Forum on Corporate Responsibility also provides advice to senior management on Company human rights related policies, practices and performance.
Our human rights commitments
The UN Guiding Principles on Business and Human Rights require companies to fulfil their responsibility to respect human rights by expressing a policy commitment to human rights, performing due diligence to mitigate risks and remediating any adverse human rights impacts caused or contributed to by the company. We meet these responsibilities to respect human rights through embedding the following commitments in our Company systems and processes (see table page 47).
The most relevant human rights issues for our industry include occupational health and safety, labour conditions, activities of security forces and respecting the rights of Indigenous peoples and communities near our operations.
For information on the latter two, refer to Engaging with Indigenous peoples (page 41) and Actively supporting communities (page 36).
46 BHP Billiton Sustainability Report 2016

UN Guiding Principle BHP Billiton commitments, systems and processes
Express a commitment to human rights through a policy statement.
Our commitment to human rights is publicly stated in the BHP Billiton Code of Business Conduct, which clearly outlines our responsibilities and expectations and is actively communicated to those who work for or on behalf of BHP Billiton.
Commitments in our Code of Business Conduct are implemented through mandatory human rights performance requirements outlined in the relevant Our Requirements standards, particularly for Community, Health, Safety, Security and Emergency Management and Supply.
The human rights commitments in our Code of Business Conduct also apply to our contractors and suppliers (where under relevant contractual obligations) and our non-operated joint ventures and minority interests are encouraged to adopt similar principles and standards.
Perform human rights due diligence to identify, prevent, mitigate and account for potential human rights impacts.
Our operations identify and document key potential human rights risks by completing a Human Rights Impact Assessment (HRIA), which is reviewed whenever there are changes that may affect the impact profile. This includes assessing performance against the articles of the UN Universal Declaration of Human Rights, the UN Global Compact principles and host country legislation governing human rights issues.
HRIAs are required to consider risk areas relevant to the extractives sector, including but not limited to:
• community development;
• community engagement and consultation;
• diversity and non-discrimination;
• freedom of association and collective bargaining;
• Indigenous relations;
• security and law enforcement agencies;
• community health, safety and wellbeing;
• cultural heritage;
• forced and child labour;
• gender impacts of mining;
• land access;
• workplace health and safety.
Every three years, each HRIA is verified through an independent engagement process with stakeholders and, in medium and high-risk jurisdictions, validated by a qualified human rights specialist.
Where a HRIA identifies a material risk, a Human Rights Management Plan is required to be implemented and reviewed annually and must include employee and contractor training on compliance with our human rights commitments and the risks identified.
In addition, our Code of Business Conduct outlines obligations to conduct due diligence on our partners and contractors to assess alignment with our human rights commitments.
Provide remediation where business enterprises have been identified as having caused or contributed to adverse human rights impacts.
In addition to our business conduct hotline and online case management system, EthicsPoint, our mandatory Our Requirements for Community standard requires local-level complaints and grievance mechanisms to be in place for people potentially impacted by the activities of each of our assets.
These mechanisms must be communicated to stakeholders and are required to:
• be scaled to the country context, risks and adverse impacts;
• use an understandable and transparent process;
• be culturally appropriate;
• be readily accessible to all segments of the affected host communities;
• be available without retribution;
• not impede access to judicial or administrative remedies;
• acknowledge, investigate and document all complaints and grievances;
• undertake appropriate remedial actions where a complaint is legitimate;
• advise complainants of the remedial action promptly and document outcomes.
We do not require affected individuals or communities permanently to waive their legal rights to bring a claim through a judicial process as a condition of participating in a BHP Billiton grievance mechanism.
We would provide reasonable cooperation and seek to participate constructively in the event a claim were brought against BHP Billiton through a recognised state-based non-judicial grievance mechanism. We would seek to agree the most appropriate forum, if a claim were brought through more than one mechanism or through a mechanism without a reasonable nexus.
For details about claims made under our complaints and grievance mechanisms, refer to Operating with ethics and integrity (page 26) and Actively supporting communities (page 36).
An ongoing independent internal audit program tests operational compliance with our human rights commitments in relevant Our Requirements standards.
BHP Billiton Sustainability Report 2016 47

Realising and respecting human rights continued
Human rights in our supply chain
The human rights commitments in our Code of Business Conduct apply to our contractors and suppliers (where under relevant contractual obligation). Our Requirements for Supply standard sets minimum mandatory health, safety, environment, community and business conduct requirements for all BHP Billiton suppliers. These include zero tolerance requirements in relation to the following:
Child labour Children must not be hired to work before completing their compulsory education (as determined by applicable local laws). Notwithstanding local requirements, the minimum age for entry into employment must not be younger than 15 years of age.
Forced or compulsory labour The supplier must affirm there is no forced, bonded or involuntary labour.
Freedom of association The supplier must:
• adopt an open attitude towards the legitimate activities of trade unions;
• allow their workers’ representatives to carry out their legitimate representative functions in the workplace and not be discriminated against.
Living wage Wages and benefits paid for a standard working week must satisfy, at a minimum, national legal standards or local industry benchmarks, whichever is higher.
In nation states where no minimum wage legislation exists, the supplier must seek to establish a living wage that provides an adequate standard of living for all its employees and their dependants.
Non-discrimination and diversity The supplier must:
• provide a work environment in which everyone is treated fairly and cultural, ethnic, religious or other diversity factors such as gender are respected;
• offer employment on the basis of merit;
• not base decisions regarding employment on attributes unrelated to job performance (including but not limited to, race, colour, gender, religion, personal associations, national origin, age, disability, political beliefs, marital status, sexual orientation and family responsibilities).
Decisions relating to suppliers, customers, contractors and other stakeholders must also be based on merit.
Workplace health and safety The supplier must provide:
• safe and healthy working facilities and appropriate precautionary measures to protect employees from work-related hazards and anticipated dangers in the workplace;
• workers with regular and recorded health and safety training;
• clean and safe accommodation that meets the basic needs of the workers (where provision is applicable).
The supplier must:
• follow all relevant legislation, regulations and directives in the countries in which the contract activities are undertaken to provide a safe and healthy workplace;
• implement systems for the prevention of occupational injury and illness, including standards for fire safety; emergency preparedness and response plans; occupational or industrial hygiene standards; appropriate lighting and ventilation; machinery safeguarding; reporting and investigation of occupational injuries and illness; reasonable access to potable water;
• assign responsibility for health and safety to a management representative.
Community interaction The supplier, and in turn its employees, must treat members of the community with dignity and respect.
They must not impact on the health, safety or wellbeing of members of the community by engaging in activities such as threatening behaviour, violence, sexual exploitation or abuse, or verbal or psychological harassment or abuse.
Treatment of employees The supplier must create and maintain an environment that treats all employees with dignity and respect and must not use any threats of violence, sexual exploitation or abuse, or verbal or psychological harassment or abuse.
UK Modern Slavery Act 2016 Statement
The United Kingdom Modern Slavery Act 2015 requires companies carrying on a business in the UK which supply goods or services and have a total annual turnover of £36 million or more, to publish an annual statement describing the steps it has taken to ensure that slavery and human trafficking are not occurring in its supply chains or in any parts of its own business.
BHP Billiton’s Statement pursuant to the UK Modern Slavery Act 2015 is available online at www.bhpbilliton.com/respectinghumanrights.
48 BHP Billiton Sustainability Report 2016

Our performance
Our payments of US$17.6 billion to our employees and suppliers in FY2016 contributed directly to the realisation of economic rights at scale. Our voluntary social investment programs of US$178.7 million in FY2016 contributed to the realisation of a wide range of civil, political, economic, social and cultural rights for our host communities.
Human Rights Impact Assessments
In FY2016, Human Rights Impact Assessments (HRIA) were conducted for our Pampa Norte asset in Chile and our IndoMet asset in Indonesia. These assessments verified our human rights risk management systems and identified a number of potential human rights related issues in areas including land access, socio-economic impacts of in-migration and enhancing local economic opportunities for employment and procurement.
Security-related human rights risks
Our operations are required to annually review alignment with the VPs and implement improvement plans to close any gaps.
Our operations undertake regular training in human rights, cultural awareness and security. Training is conducted with employees and certain contractors identified with higher-level risk.
Formal procedures aim to avoid security-related incidences. Should they occur, all significant incidents are reported to the Executive Leadership Team and the Sustainability Committee. It is occasionally necessary to provide armed security protection for the safety of people and property. Firearms are only deployed under a set of approved rules of engagement and when it can be demonstrated that no other options exist to protect a human life, to carry out stewardship requirements (such as injured livestock) or as a means of last resort when threatened by dangerous wildlife.
There were no significant security-related incidents with possible human rights implications in FY2016.
Resettlements at Cerrejón
We recognise large industrial operations have the potential to materially impact local communities and resettlement is a last-resort measure. Cerrejón is a non-operated joint venture in Colombia, owned by BHP Billiton, Anglo American and Glencore. The mine is a critical part of the economy in La Guajira, supporting 56 per cent of the regional GDP and employing 12,865 people as direct employees and contractors and more than 50,000 in its supply chain.
A range of concerns have been expressed by communities near Cerrejón, including impacts associated with resettlements, health, sustainable livelihoods and drought conditions. We remain committed to requiring outcomes that reflect strong community engagement processes.
A roundtable process has been established so that the resettled communities and Cerrejón can address common issues and concerns post resettlement, including livelihood creation. Work is continuing to identify and develop livelihood projects that suit community members – a challenging issue in many rural areas across the world. Cerrejón management also continues to work with local communities to understand and mitigate issues associated with resettlements. Through Cerrejón’s social investment mechanisms, the operation maintains a focus on improving access to sustainable livelihoods particularly in the areas of capacity building, food security, access to water, farming and entrepreneurship.
Our way forward
During FY2016, an independent
assessment of BHP Billiton’s human
rights policies and practices against
current leading corporate practice and
emerging trends was commissioned.
This analysis, together with our
experience and the introduction
of new initiatives, such as the
Corporate Human Rights Benchmark
(which will rank the human rights
performance of top FTSE100
companies in the apparel, agriculture
and extractives sectors), will inform
the further evolution of our human
rights policies and practice.
BHP Billiton Sustainability Report 2016 49

Leading inclusion and diversity
Relevant United Nations Sustainable Development Goals
10 8 5
Our position
With a workforce of over 65,000 people working across 91 locations, BHP Billiton strives to create an environment where our talented teams can have a sense of purpose and achieve their full potential. A harmonious workplace is more productive; we recognise that diversity of people and cultures, high motivation levels and feeling recognised for effort and contribution are all factors for success.
Inclusion and diversity
We recognise that inclusive and diverse work environments deliver better safety outcomes, improved financial performance, higher productivity, increased innovation, better decision-making, a stronger talent pipeline and better relationships with our host communities.
We are committed to engaging, enabling and supporting our line leaders in creating a work environment of greater inclusion where our employees can reach their full potential. We are building a diverse workforce, appreciating all the different aspects of individual uniqueness, including thought and perspective, experience, age, disability, nationality, ethnicity, sexual orientation and gender. To best leverage this diverse workforce, we are committed to creating an inclusive environment where individuals feel involved, respected, valued and connected and where differences are embraced and Our Charter values are reflected.
Many of our assets focus on creating employment opportunities for Indigenous peoples in our host communities. As part of our efforts to create a more inclusive and diverse workforce, we continue to increase the size of our Indigenous workforce through new and targeted programs.
Leadership development
Our aspiration to develop a distinctive BHP Billiton leadership capability is based on the premise that leadership drives culture and culture drives performance. In developing our people, we are targeting our efforts towards leadership development to achieve our strategic priorities. Our commitment to a globally consistent leadership development approach is paramount to our continued success.
We have sustained our deep commitment to selecting and developing graduates, our future talent pipeline. The Graduate Development Program aligns to our Company priorities and embeds our three key principles for learning: leader-led, embedded at work, and focused on business problems.
Operating Model
A major focus for FY2016 was the announcement and implementation of a new Operating Model, which articulates how we are organised and work together. In March 2016, we commenced transitioning from an Operating Model primarily organised by commodity, to one organised by assets (a set of one or more geographically proximate operations). Following the demerger of South32 assets, our new Operating Model creates a more agile and responsive Company designed to best suit our now simpler portfolio of 12 core operated assets. It aims to accelerate productivity and value creation by removing duplication, standardising key processes and systems, realising economies of scale and facilitating greater coordination in order to enhance safety, productivity and learning.
This important step in the simplification of BHP Billiton will allow our assets to focus primarily on safety, volume and cost, while our functions become globally integrated to drive deeper expertise.
Employment relations
Relationships with our employees and our other stakeholders are built on mutual respect. We believe that employees who are engaged and have a common shared purpose, enables an effective and harmonious workplace. Our assets, Marketing and functions, due to their geographic diversity, operate under many jurisdictions with different workplace legislative requirements. We are committed to full compliance with legislative workplace requirements, and have employment arrangements in place that include individual and collective contracts. Depending on local and legislative requirements, many of our assets engage in collective bargaining processes for the setting of conditions of employment. We strive, through these processes, to achieve outcomes that are mutually beneficial to our people and the organisation. In circumstances of labour relations disputation, our aim is to maintain the safety of our employees while minimising the impact on our customers, in line with our commitment to shareholders.
Resourcing our people
We invest significant effort in the attraction and recruitment of people with leadership capability and deep functional expertise. Everyone who applies for a job with BHP Billiton is evaluated according to job-related skills, abilities, qualifications, aptitudes and alignment with Our Charter values.
50 BHP Billiton Sustainability Report 2016

Our performance
Inclusion and diversity in our workforce
Our Employee Perception Survey (EPS) showed increased inclusion correlates with increased business performance. The CY2016 Inclusion Index, which gauges employees’ perceptions of feeling valued and heard, increased by one per cent from the CY2015 survey. This continues an upward trend since CY2014. In comparison to FY2015, female representation increased by one per cent in manager and senior leadership roles to 22 per cent and remained steady in our employee workforce representation (at 17.6 per cent). Female representation in our graduate intake increased by seven per cent to 49 per cent at a global level and by six per cent to 52 per cent in Australia.
Employees by region and gender
%
Asia – Total 3.06%
Male 50.64% Female 49.36%
Australia – Total 59.02%
Male 83.46% Female 16.54%
Europe – Total 0.23%
Male 46.15% Female 53.85%
North America – Total 13.42%
Male 71.05% Female 28.95%
South America – Total 24.27%
Male 90.25% Female 9.75%
Inclusion and Diversity Council and our aspirational step-change
Achieving a culture of inclusion and increasing female representation has been a focus for BHP Billiton since 2010. Despite the positive trend on the Inclusion Index, improvements at our leadership levels and our progress in the past three years being favourable, further accelerated action is planned. Last year, we took the step to embed a more unified approach and amplify our commitment by establishing a CEO-led Inclusion and Diversity Council comprising asset, Marketing and functional leaders from across the organisation.
The role of the Council is to accelerate progress and to deliver meaningful, sustainable change, by creating an integrated Company-wide strategy and driving its execution and local ownership. Since its formation, the Council has defined the following key objectives:
demonstrate year-on-year global progress on creating a more inclusive culture as measured by a three per cent global increase on the EPS Inclusion Index;
demonstrate contribution to a three per cent global increase in representation of women through the leadership team developing and implementing a specific Inclusion and Diversity Plan consistent with the Inclusion and Diversity Council’s guidelines (where, and to the extent, legally permissible in the applicable jurisdictions in which BHP Billiton operates);
continue to define inclusion and diversity as a key business enabler, embedded through ownership by line leaders.
To deliver on these key objectives, the Council is now working to:
develop a Company-wide narrative and value case on inclusion and diversity;
create a deliberate platform to enable greater dialogue about inclusion and diversity across the Company;
define specific strategies to accelerate progress on achieving greater inclusion and diversity at BHP Billiton;
build performance on inclusion and diversity objectives into asset, Marketing and functional scorecards;
implement visible symbols in the organisation to signifying that inclusion and diversity is an imperative.
Specific actions planned, underway, or completed include: the enhancement of Our Charter with the addition of the sentence, We are successful when: ‘Our teams are inclusive and diverse’, global awareness programs on inclusion, diversity and unconscious bias; deliberate sourcing and development of female candidates to increase our talent pool; and leveraging the new Operating Model to connect the efforts of different assets, Marketing and functions in order to accelerate progress.
BHP Billiton Sustainability Report 2016 51

Leading inclusion and diversity continued
Case study
Female Trainee Program
To improve diversity at the Escondida copper mine in Chile, an operator and maintainer trainee program targeted at females was developed.
Recruitment involved a selection process with capability assessments, panel interviews and reference checks. From an initial pool of 1,300 applicants, 40 successful candidates were provided three months of theoretical training, followed by up to six months practical training on the mine site. In FY2016, the female mine operators started their training, with most successfully completing the program. A further 39 experienced female operators were hired at Escondida, increasing the mine operation’s gender diversity from two per cent to six per cent within 12 months.
The program has been very successful with the higher number of female operators and maintainers at the mine site contributing to a more inclusive and diverse environment. One of the key factors to success has been the leadership and involvement of line management throughout the program. This included the design of the selection criteria, participation in the recruitment process, development of the training materials, conducting the training and integrating the successful candidates into the operating teams.
Developing our people
Embedding a leader-led ‘step up’ culture where our people are empowered, speak up and get involved in improving safe productivity, is the foundation to developing our people and building leadership capability.
To support this culture a leadership development framework called Leading the Future, was launched in FY2015, incorporating a number of development programs for our leaders. The first program in this framework, Leading Step Up, targeted our frontline leaders and focused on three capabilities – engage, lead change and develop. As at 30 June 2016, 97 per cent of targeted people leaders across BHP Billiton had completed Leading Step Up. Our EPS results highlight the positive impact of this program on the key dimensions of engage, lead change and develop, with all three areas demonstrating improved favourable scores in CY2016.
As we continue working to create a distinctive leadership culture, we are embedding the Company priorities of safety, by removing non-value activities and enabling more focus on adding value; culture, by empowering teams to see, create and capture value; and productivity, by focusing on continuous improvement and better decision-making.
Our people participate in specifically designed training and development programs to meet local and position-specific requirements. On average, each employee receives 46 hours of training and development through the year, including health and safety training. Annual training on the
BHP Billiton Code of Business Conduct is a mandatory process, which includes our position on anti-corruption.
In FY2016, 435 graduates, globally, participated in the Foundations for Graduates Program across Asia Pacific, South America and North America. Leaders from across the organisation role-modelled our leadership capabilities through leader-led learning, facilitating face to face learning components of the graduate program. This method also enhanced leaders’ own development and improved their ability to communicate openly and honestly and foster a positive learning environment. The majority of graduates successfully completed the program, with all others on track for completion throughout FY2017.
Our Operating Model – building a high performance organisation
Our Operating Model outlines how we work, are organised and measure performance, and includes mandatory performance requirements and common systems, processes and planning. With the simplification of our portfolio and focus on powerful sector-leading assets, we have developed a new Operating Model. This model simplifies our functions and allows our assets to focus more closely on safety, volume and cost. The new Operating Model organises assets into asset groups and globally integrates most functions. This means functions can be more efficient and effective, by eliminating duplication and creating even deeper functional expertise.
52 BHP Billiton Sustainability Report 2016

Employment relations – working together
In FY2016, 57 per cent of our employees were covered by collective arrangements. We recognise and respect the right of our employees to have representation of their choice, including labour unions. We comply with statutory and contractual requirements that include minimum notice periods for termination of employment. These notice periods vary from one to eight weeks, depending on the employee’s location and role. We also work closely with our contracting partners and encourage them to ensure their employment relationships are governed in a manner consistent with Our Charter and the
Code of Business Conduct.
Performance management is used to help focus our people on goals, deliver our strategic and operational priorities and align behaviour to Our Charter. In FY2016, 93 per cent of employees (93 per cent male population and 92 per cent female population) participated in formal performance management processes. This included 98 per cent of our operators and support staff.
Our way forward
We continue to focus on our people, striving to establish a diverse and inclusive environment where each person has a sense of purpose and is empowered to achieve their full potential.
Leading inclusion and diversity
Our aspiration is to have a workforce that best represents the communities in which our assets are located and in which our employees live. In FY2017, we will continue our focus as set out by the Inclusion and Diversity Council and strategy. Through our Indigenous Peoples Strategy, BHP Billiton will contribute to the economic empowerment of Indigenous peoples by providing opportunities for training and employment.
Developing our people into the future
The benefits of the Leading Step Up program are already evident in helping to build a more inclusive and collaborative work environment, but there is still more to do. The next phase includes the Step Up to Leadership program, which is being rolled out to support new supervisors shifting from individual contributor to people leader roles and the Leading Value program. Leading Value is a key enabler for achieving our Company priorities around empowering people and embedding a ‘manufacturing mindset’, with participants understanding their accountability and actively encouraging their teams to identify sustainable solutions to unlock value.
Our approach to graduate development further evolved in FY2016 to enable the Company to shape a distinctive development journey for BHP Billiton’s future leadership and technical talent and to:
• align with our global Leading the Future leadership development approach;
• boost retention and engagement of graduates;
• embed globally consistent and strategic development for supervisors of graduates;
• integrate the program with technical development pathways;
• provide a mechanism for talent tracking, to identify high-potential individuals;
• enhance engagement by leveraging new technologies to enable accelerated development.
Our Operating Model into the future
Our Operating Model will accelerate best-practice sharing, enable future growth and fast track the adoption of new technologies. Furthermore, the work already completed to simplify the organisation positions us well to deliver sector-leading performance from our simple portfolio of large assets throughout the industry cycle.
Case study
An education to employment pipeline – Arthur’s story
Arthur Pitt’s journey from education to employment is an empowering one. Starting in Port Hedland, where Arthur grew up and attended school, soon to graduate in Western Australia, and securing employment in our Western Australia Iron Ore operation, Arthur proves what can be achieved with a goal, education opportunities and the right support system.
We are committed to building an inclusive and diverse workforce that represents the communities in which we operate and more broadly supporting Indigenous training and education. We work with a range of partners on programs spanning the full spectrum of learning, from early childhood development to tertiary studies. By building the learning capacity of students in our host communities, we aim to create a range of future career pathways for Aboriginal and Torres Strait Islander students. In the last five years, we have contributed over A$70 million towards education programs across the Western Australian Pilbara region and Perth metro areas.
In FY2016, 829 Indigenous employees worked in our Australian assets.
BHP Billiton Sustainability Report 2016 53

Addressing potential health impacts associated with our operations
Relevant United Nations Sustainable Development Goals
3 GOOD HEALTH AND WELL-BEING
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
Our position
Being healthy and well, particularly in the work context, means understanding health risks and preventing injury and illness. By managing the risks, understanding the impacts and monitoring people’s health and wellbeing status, we strive to ensure our people are fit for work and remain free from work-related injury or illness. We also invest in the quality of public health in many ways, including improving access to general medical care in the communities in which we operate.
Our Requirements for Health standard sets the minimum mandatory controls for our operations to identify and manage health risks. The harmful agents and health risks at our workplaces include occupational exposure to noise and heat; carcinogenic substances (such as silica, radon, diesel particulate matter (DPM), nickel and sulphuric acid mist); airborne contaminants (including coal mine dust); and musculoskeletal stressors.
We manage our exposures by complying with our internally specified occupational exposure limits (OELs) that are always at least in line with, or more stringent than applicable regulated limits. For our most material exposures, such as for DPM and silica, our limits are established following a process that includes monitoring of the scientific literature, regulators and OEL setting agencies; benchmarking with peers; and seeking independent expert advice.
Where relevant, we monitor the health status of our people to detect early signs of occupational illness. Where illness is detected, we assist our people in the recovery and management of illness to prevent further deterioration. This means supporting our workforce to be mentally and physically healthy to prevent long-term negative impacts. Where there is the potential for exposure that exceeds health standards, we establish exposure controls and maintain and monitor these controls to test for effectiveness.
Our performance
Health and wellbeing programs
We have programs to manage such issues as fatigue and impairment from illegal or legal drugs, including alcohol, which may impact the ability of employees and contractors to perform their work.
We seek to enhance the physical health and wellbeing of our employees. We provide influenza vaccinations in many parts of our organisation and encourage better health through facilitating gym memberships and providing gym facilities and healthy food alternatives at our worker accommodation camps.
We are actively working with our people in the area of mental health, following the approval of a Company-wide mental health framework in FY2016 that has a focus on raising awareness and breaking down stigma. Building on a range of programs developed by our Western Australia Iron Ore (WAIO) team, tailored plans and activities are being implemented across the Company.
A focus on mental wellness
The WAIO team took a coordinated approach to managing mental health and wellbeing in the workplace. Building on the work done by Australian organisation beyondblue, the team developed a Mental Wellness Standard outlining their commitments. The objective was to create a supportive and connected working environment where the entire workforce is educated about mental illness. The standard ensures everyone is provided with the tools they need to reach out for support and access to the resources they may need.
Since the Standard was launched in September 2014, an increasing number of employees have felt empowered to step up, seek support and talk openly about their issues. There has been an increase in employee referrals to site-based health representatives relating to mental wellness issues and use of our Employee Assistance Program has increased.
Hundreds of supervisors and managers have now completed specialist mental health and suicide prevention training.
54 BHP Billiton Sustainability Report 2016

Occupational exposures
In FY2012, we established a health target baseline and committed to reducing potential occupational exposure(1) to carcinogens and airborne contaminants by 10 per cent by 30 June 2017. As at FY2016, the number of potential exposures to carcinogens and airborne contaminants that exceeded our FY2012 baseline had reduced by 70 per cent. We have therefore exceeded our target to date.(2)
Review of OELS
Together with a review of our OELs for silica, nickel and acid mist, in FY2016 we established a new internal OEL for DPM, setting the limit as low as technically feasible with an interim requirement of 0.03 milligrams per cubic metre (mg/m3) in our underground operations (reduced from 0.1 mg/m3). The result of this significant reduction is an increase in the number of underground workers with potential exposures that exceed the new requirement. This will require the use of personal protective equipment while we identify and implement additional controls to reduce exposure levels.
Exposure control
While good progress has been made in controlling occupational exposures to carcinogens and airborne contaminants, we remain vigilant in adopting and maintaining exposure controls.
A number of long-term exposure control projects came to fruition in FY2016:
The hydraulic test bench developed at our WAIO operations removed exposures to dust, noise, heat and musculoskeletal risk for shovel maintenance crews.
Our Escondida copper operation in Chile implemented a layered exposure controls system, minimising acid mist exposure through a range of engineering controls and powered air purifying respirators serviced on-site, 24 hours a day, seven days a week.
Our Onshore US petroleum Permian operation eliminated 98 per cent of exposures associated with measuring fluid levels in tanks by introducing automatic tank gauging.
Our Gulf of Mexico (offshore) petroleum operations introduced a noise reduction program, which included insulation of high noise piping used for backwashing ultrafine filtration systems.
In FY2016, we focused on the control of exposure to DPM at our underground coal, nickel and copper operations. We decreased potential exposures by using engines that burn fuel more efficiently. We also improved exhaust filtration and engine maintenance.
Occupational illnesses, which can result from these exposures, are usually chronic conditions. Medical surveillance programs are established to monitor the health of our employees so potential illnesses are identified at an early stage. Our OEL setting process takes account of both acute and chronic health risks. Our exposure controls, including dilution ventilation, water suppression, exhaust ventilation and personal protective equipment, are geared towards preventing illness in the short, medium and long term.
Queensland coal health review
The Queensland Government initiated a review of the Queensland Coal Mine Workers’ Health Scheme in FY2016, following the identification of a number of confirmed cases of coal workers’ pneumoconiosis (commonly known as black lung) across the industry. We actively supported the review process and are working with the government to implement the recommendations. We are continuing to invest in and improve controls to further reduce the potential for exposure to coal mine dust, noting that our internal coal mine dust OEL is lower than the current Australian regulatory requirements. In addition, we have offered concerned employees consultations with the Company’s nominated medical advisers.
(1) For exposures exceeding our FY2012 baseline occupational exposure limits requiring the use of personal protective equipment.
(2) Since setting the baseline in FY2012, the baseline has been adjusted for material acquisitions and divestments. In FY2016, the baseline was adjusted to reflect divested assets, which represented approximately 60 per cent of our exposures. Our performance against targets has been impacted by the removal of the divested assets’ data, with current assets showing larger reductions than those reported for the Company in previous years. The contraction of the industry during FY2016 also influenced our performance, with a notable proportion of the exposure reduction due to decreased activity. However, we also made significant improvements with engineering controls.
BHP Billiton Sustainability Report 2016 55

Addressing potential health impacts associated with our operations continued
Occupational illness
For reporting consistency, we require our operations to report illnesses using the US Government’s Occupational Safety and Health Administration criteria. The incidence of employee occupational illness in FY2016 was 4.17 per million hours worked, a decrease of 15 per cent on FY2015. The incidence of contractor occupational illness was 1.16 per million hours worked, an increase of 38 per cent compared with FY2015.
We continue to work with our contractors and regulatory medical surveillance agencies to collect the most accurate data available and monitor occupational illness carefully to ensure our improvement is sustained. The majority of our occupational illnesses reported are noise-induced hearing loss and musculoskeletal illnesses.
Noise-induced hearing loss (NIHL)
The impact of noise is an ongoing health issue across our industry because the nature of our work often involves using and maintaining heavy equipment, drilling and blasting, ore crushing and screening, and working in confined environments. Where exposures cannot be adequately controlled through engineering means, our assets are required to individually test the hearing protection of each worker potentially exposed over the OEL, notwithstanding personal protective controls.
After four years of trending downwards, NIHL increased in FY2014 and FY2015 due to the identification of legacy NIHL cases (workers with potentially long-standing NIHL, previously unrecognised or not reaching the former reporting threshold). As the work to identify those cases was largely completed in FY2015, our incidence of NIHL reduced in FY2016 but remains elevated due to legacy cases identified in our South American operations. We do not have full oversight of contractor NIHL in many parts of our organisation due to regulatory regimes and limited access to data. We are working with our contractors to resolve these issues.
Musculoskeletal illnesses (MSIs)
The nature of our workplaces means our people can be exposed to hazards and risks that contribute to musculoskeletal illnesses. These include manual handling, heavy physical work, fixed-work postures, sedentary work, frequent bending and twisting, lifting and forceful movements, repetitive work and vibration. Illnesses can result from a single activity, but may be cumulative and associated with tissue damage over a long period.
MSIs represent the majority of reported illnesses resulting in restricted or lost days across the Company. The most severe of these are to the back, shoulder and arms.
Our operations include ergonomic hazards in workers’ exposure risk profiles. The highest risk manual handling tasks are assessed for the associated risk factors and controls are embedded. We continue to implement solutions designed to minimise the risks through engineering (such as equipment design, condition and maintenance) and through administrative controls, such as vehicle speed.
We reported 103 new cases of MSIs for employees and 75 for contractors in FY2016.
Employee occupational illness (1)
FY2012
FY2013
FY2014
FY2015
FY2016 1.75 1.75 0.67
0 1 2 3 4 5 6
NIHL
MSIs
Other illnesses
(1) Per million hours worked.
Community health
We recognise that our operations can affect nearby community members. We undertake a range of activities to manage and mitigate potential health risks.
In FY2016, our WAIO team participated in the Port Hedland Dust and Noise Taskforce, including involvement in and response to the Health Risk Assessment undertaken by the Western Australian Department of Health. While the assessment found that the number of affected individuals is very low, it confirmed that an increased level of dust exposure can impact human health over the long term.
We continue to work closely with government and industry to support and deliver the recommendations, including dust management controls and strategic land-use planning to reduce community exposure. The health and safety of our employees and the people in our host communities are critically important, and we continue to deploy dust controls to reduce dust generation throughout the ore handling process – from the mines to the port.
Our way forward
We continue to focus on monitoring the scientific literature relevant to our material agents, such as DPM and silica, to ensure our OELs are appropriate to protect our employees and contractors. We are currently developing Company occupational exposure targets for the period after FY2017, to reduce exposure to our most material exposure risks of silica, DPM and coal dust.
The simplification of our Company portfolio has had a corresponding impact on the risk profile for the organisation. Infectious diseases are no longer a significant health risk in sections of our workforce, while the impact of non-communicable health issues, such as obesity, diabetes, heart disease and mental health, are fairly homogeneous across all regions. The latter conditions can be exacerbated by shift work and sedentary work. We recognise that creating workplaces that support and promote healthy behaviours will play a key role in addressing the growing incidence of these health issues.
56 BHP Billiton Sustainability Report 2016

About this Sustainability Report
Reporting approach
BHP Billiton Limited, BHP Billiton Plc and our respective subsidiaries operate as BHP Billiton. Throughout this Sustainability Report, unless otherwise noted, ‘BHP Billiton’, the ‘Company’, the ‘Group’ and the ‘organisation’ refer to the combined group. This includes our assets, Marketing and functions.
This Sustainability Report aligns with the International Council on Mining and Metals Sustainable Development Framework and is prepared in accordance with the Global Reporting Initiative G4 Comprehensive-level reporting.
As signatories to the principles of the United Nations Global Compact (UNGC), this Sustainability Report serves as our UNGC Communication on Progress on implementation of the principles and support for its broader development objectives.
Further details are on our website at www.bhpbilliton.com and we invite readers to access case study information and topic-specific detail via this platform.
KPMG has provided independent assurance in respect of this Sustainability Report. A copy of KPMG’s assurance report is on page 64.
Reporting boundary and scope
This Sustainability Report covers BHP Billiton’s assets (including those under exploration, projects in development or execution phases and closed operations) that have been wholly owned and operated by BHP Billiton and assets that have been owned as a joint operation and operated by BHP Billiton (referred to in this Report as ‘assets’, ‘operated assets’ or ‘operations’) during the period from 1 July 2015 to 30 June 2016. Our Marketing and functions are also included.
BHP Billiton’s assets also include those that are owned as a joint venture but not operated by BHP Billiton (non-operated joint ventures). While our non-operated joint ventures are not included within the scope of this Sustainability Report, we have included a section on Samarco – our non-operated joint venture between BHP Billiton Brasil Ltda and Vale S.A. In addition, this Sustainability Report includes a limited number of references to key issues at our other non-operated joint ventures. Data for non-operated joint ventures is not presented in this Sustainability Report, unless otherwise stated. Comparative information includes divested assets unless otherwise stated.
Our stakeholders
As a global company, we interact with a range of stakeholders. Our methods and frequency of communicating to and with stakeholders are as diverse as our stakeholders.
Globally, we communicate via our Annual General Meetings, corporate publications (including the Annual Report, Sustainability Report, and other topic-specific reports), our Company website (www.bhpbilliton.com), releases to the market and media, analyst briefings, speeches and interviews with senior executives.
At a regional and local level, each asset and operation is required to plan, implement and document stakeholder engagement activities.
This includes newsletters and reports; community perception surveys and consultation groups; implementing community complaints and grievance mechanisms; and representation on specific industry association committees and initiatives.
As a key stakeholder group, we also engage with our people (employees and contractors) via tailored internal channels. These channels include our internal portal; email and newsletters; town halls; and by inviting feedback and comment through Employee Perception Surveys. A bi-monthly online forum, ‘Ask the CEO’, provides a real-time online opportunity for employees to engage in open dialogue with the CEO on a range of topics. Key internal announcements and videos are made available in English and Spanish.
Our key stakeholders include:
Business partners
Community-based organisations
Employees and contractors
Governments and regulators
Industry peers and associations
Labour unions
Local and Indigenous communities
Media
Non-government organisations
Shareholders and investment community
Society partners
Suppliers and customers
Anyone seeking to use information in this Sustainability Report or seeking to draw conclusions from the data presented, should contact hsecenquiries@bhpbilliton.com for assistance.
BHP Billiton Sustainability Report 2016 57

Appendix
Contents
Performance data – Economic 59
Performance data – People 60
Performance data – Society 61
Performance data – Environment 62
Independent Assurance Report to the Directors and Management of BHP Billiton 64
58 BHP Billiton Sustainability Report 2016

Performance data – Economic

Payments to governments on a country-by-country basis

Country	Payments to governments US$ million [1][2]	Taxes collected US$ million [3]
Australia	2,521	814
Chile	597	74
United States	421	181
Algeria	45	<1
United Kingdom	(10)	11
Canada	44	16
Trinidad and Tobago	51	3
Other countries	70	10
Total	**3,739**	**1,109**

(1) The Group claims refunds of transaction taxes (for example, GST/VAT and Fuel Tax) paid to suppliers for in-country purchases of goods, services and eligible fuel and also collects GST/VAT in respect of certain sales to customers as set out in the table. These amounts are not included in taxes borne or taxes collected.
(2) Includes all such amounts paid/received by BHP Billiton in respect of our operations, including joint operations. However, it excludes taxes paid/received by entities, which are accounted for as an equity accounted investment in the BHP Billiton financial statements. Payments to governments primarily comprises corporate income taxes, royalty-related income taxes, royalties, production entitlements, taxes levied on production, fees, payments for infrastructure improvements, payroll taxes and fringe benefits tax.
(3) Taxes collected and paid on behalf of our employees are reported on a 100 per cent basis for subsidiaries and for joint operations. Where the payroll calendar year is different to the Group's financial year, the most recent annual data has been used.

Economic value distribution

	Economic value generated US$ million	Economic value distributed US$ million							
	Revenues [1]	Operating costs [1][2]	Employee wages and benefits [1][3]	Payments to providers of capital					
Region	Revenue and other income	Payment to suppliers, contractors, etc.	Wages and benefits to employees	Shareholders dividends	Interest payments [4]	Social investment	Payments to government [5]	Economic value retained [6] US$ million
Africa and other	153	109	3	1	–	–	45	(5)
Australia	20,097	8,038	2,409	2,459	114	–	2,521	4,556
Asia	248	217	134	29	–	–	41	(173)
Europe	72	(73)	10	1,659	102	–	(7)	(1,619)
North America	4,194	1,812	632	5	747	–	465	533
South America	6,591	4,058	403	1	21	–	674	1,434
Sub-total	**31,355**	**14,161**	**3,591**	**4,154**	**984**	**–**	**3,739**	**4,726**
Social Investment [7]		(179)				179		
Total economic contribution		**13,982**	**3,591**	**4,154**	**984**	**179**	**3,739**	

(1) Amounts include revenues and costs determined on an accruals basis, consistent with the Group's audited Financial Statements.
(2) Operating costs relate to expenses recognised in the Financial Statements. They include expenditure paid to suppliers and contractors for materials and services and exclude employee wages and benefits, payments to governments, depreciation, amortisation, impairments and relevant indirect taxes.
(3) Employee wages and benefits relate to expenses recognised in the Financial Statements, excluding relevant taxes.
(4) Interest payments (accrual basis) comprise interest expense on debt and interest expense and income on related hedging instruments.
(5) Payments to governments comprises 'Corporate income taxes', 'Royalty-related income taxes', 'Royalties' and 'Production entitlements', are on a cash basis. Refer to the BHP Billiton 2016 Economic contribution and payments to governments Report for details.
(6) Calculated as economic value generated less economic value distributed.
(7) Social investment is included in payments to suppliers, contractors, etc.

BHP Billiton Sustainability Report 2016 59

Performance data – People [1]

Workforce data by region	Fatalities	TRIF	Occupational illnesses per million hours worked employees	Occupational illnesses per million hours worked contractors	Average absenteeism rate (hours per employee) [2]	Average number of employees [3]	Average number of contractors [4]
Asia	0	1.6	0	0.35	27.51	822	1,070
Australia	0	6.3	5.11	2.42	80.32	15,834	16,790
Europe	0	0	0	0	19.17	61	32
North America	0	3.2	0	1.04	40.34	3,601	2,158
South America	0	2.4	3.66	0.35	52.25	6,509	18,386
Total	**0**	**4.3**	**4.17**	**1.16**	**67.55**	**26,827**	**38,436**

Regional safety fines levied	2016	Number of fines
North America	US$500	5
South America	US$53,023	3

Employees by gender and employment type	Total %	Male %	Female %
Full-time	97.40	83.42	16.58
Part-time	1.10	29.09	70.91
Fixed term full-time	1.43	60.65	39.35
Fixed term part-time	0.05	14.29	85.71
Casual	0.02	71.43	28.57
Total	**100.00**	**82.45**	**17.55**

Employees by region and gender	Total %	Male %	Female %
Asia	3.06	50.64	49.36
Australia	59.02	83.46	16.54
Europe	0.23	46.15	53.85
North America	13.42	71.05	28.95
South America	24.27	90.25	9.75
Total	**100.00**	**82.45**	**17.55**

Employee by category and diversity [5]	Total %	Gender %		Age group %				Average basic salary US$	Average total remuneration US$
		Male	Female	Under 30	30–39	40–49	Over 50	Ratio male to female	Ratio male to female
Senior leaders	1.10	79.43	20.57	0	13.61	52.85	33.54	1.03	1.16
Managers	2.92	77.18	22.82	0.36	31.18	46.48	21.98	1.09	1.10
Supervisory and professionals	35.78	75.14	24.86	14.91	39.54	29.20	16.35	1.14	1.16
Operators and general support	60.20	86.85	13.15	16.35	31.89	28.35	23.41	1.15	1.21
Total	**100.00**	**82.45**	**17.55**	**15.18**	**34.42**	**29.45**	**20.95**	**1.03**	**1.07**

Employee new hires and turnover	Total	Gender		Age group				Region				
		Male	Female	Under 30	30–39	40–49	Over 50	Asia	Australia	Europe	North America	South America
Employee new hires	2,423	1,499	924	979	816	484	144	295	1,605	14	157	352
	7.74%	5.80%	16.89%	21.22%	7.70%	5.27%	2.08%	30.63%	8.25%	24.56%	3.70%	5.34%
Employee turnover	5,551	4,145	1,406	929	1,669	1,430	1,523	408	2,618	17	1,587	921
	17.73%	16.04%	25.69%	20.14%	15.74%	15.58%	22.01%	42.37%	13.46%	29.82%	37.36%	13.98%

60 BHP Billiton Sustainability Report 2016

Performance data – People [1] continued

	Average basic salary US$	Average total remuneration US$	Total remuneration	Salary increase	Ratio standard entry level wage to local minimum wage	
Remuneration [6]	Ratio male to female	Ratio male to female	Ratio highest paid individual to median	Ratio highest paid individual to median	Male	Female
Asia	2.01	2.22	32.48	–	5.22	5.30
Australia	1.11	1.16	55.15	–	2.07	1.79
Europe	1.48	1.62	4.44	–	–	3.40
North America	1.22	1.27	29.61	–	4.86	4.25
South America	0.78	0.83	133.29	–	4.84	3.07
Total	**1.03**	**1.07**				

(1) Proportional data in our People section is based on number of employees from July 2015 to April 2016 and averaged for a 10-month period. There is no significant seasonal variation in employment numbers.

(2) Absenteeism comprises sick leave, hospitalisation leave, injury on duty, short-term disability, unauthorised absence, industrial action, union absence, unpaid absence, and workers' compensation. Additionally, in FY2016, 1,600 employees made use of parental leave, of which 41 per cent were women and 59 per cent were men. Ninety-four per cent of males and 87 per cent of females returned to work following parental leave.

(3) Average number of employees and average number of employees by region shows the weighted average number of employees across the Group in accordance with our reporting requirements under the UK Companies Act 2006. It includes the Executive Director, 100 per cent of employees of subsidiary companies and our share of proportionate consolidated entities. Employees of equity accounted entities are not included. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. Contractors are not included. In FY2016, 90 per cent of our people worked in their country of nationality, including 60 per cent of our senior leaders. Senior leaders are defined as organisational levels A–D. A number of our assets have practices to hire people from the local community.

(4) Contractor data is collected from an internal survey from July 2015 to April 2016 and averaged for a 10-month period.

(5) The Boards of our significant subsidiary companies have 48 Directors comprising 23 per cent women, 11 nationalities, and 58 per cent are aged between 40 and 49 years.

(6) Remuneration:
- The highest paid individual in each significant region has been excluded from the median determination.
- The highest paid individuals in all major locations did not receive a salary increase in FY2016.
- The majority of employees in all major locations did not receive a salary increase in FY2016.
- Salary increases do not include promotional increases.
- Individuals classified as entry level are those in an operators and general support role, and have been with the organisation for less than one year.
- There were no males at entry level in Europe.

Performance data – Society

	2016
Community complaints	
Dust	36
Noise	12
Odour	3
Other	97
Cultural awareness training	
Employees	3,761
Human rights training	
Employees	5,875
Contractors	2,472
Security training	
Security employees and contractors	428
Security employees and contractors trained in human rights	318

Indigenous peoples	Operations located in or adjacent to Indigenous peoples' territories	Operations with formal agreements with Indigenous communities
Australia	27	15
Canada	4	1
Chile	5	4

BHP Billiton Sustainability Report 2016 61

Performance data – Environment [1]

		2016	2015[2]
Land			
Land owned, leased or managed	hectares	**8,880,000**	9,410,000
Total land disturbed	hectares	**124,000**	144,000
Total land rehabilitated	hectares	**27,500**	40,800
Total land set aside for conservation [3]	hectares	**29,400**	29,300
Water			
Inputs			
Water input by quality – Type 1	megalitres	**34,500**	49,500
Water input by quality – Type 2	megalitres	**58,300**	80,700
Water input by quality – Type 3	megalitres	**190,000**	210,000
Water input by source – Surface water	megalitres	**31,300**	58,200
Water input by source – Groundwater	megalitres	**129,900**	148,900
Water input by source – Sea water	megalitres	**96,900**	103,900
Water input by source – Third party water	megalitres	**24,700**	29,200
Outputs			
Water output by quality – Type 1	megalitres	**42,300**	80,400
Water output by quality – Type 2	megalitres	**39,600**	50,400
Water output by quality – Type 3	megalitres	**168,000**	178,000
Water output by destination – Surface water	megalitres	**25,500**	29,400
Water output by destination – Groundwater	megalitres	**1,110**	3,400
Water output by destination – Sea water	megalitres	**93,500**	101,900
Water output by destination – Third party water	megalitres	**5,690**	16,200
Water output by destination – Other	megalitres	**124,100**	157,900
Recycling			
Water recycled and reused	megalitres	**88,500**	159,000
Energy			
Energy use – Electricity	petajoules	**31**	98
Energy use – Coal and coke	petajoules	**1**	35
Energy use – Natural gas	petajoules	**38**	68
Energy use – Distillate/Gasoline	petajoules	**74**	80
Energy use – Other	petajoules	**2**	22
Energy use – Total	petajoules	**146**	303
Energy Use – Renewable sources	petajoules	**0.24**	30
Intensity [4]		**23**	30
Waste			
Hazardous waste – Mineral total	kilotonnes	**16,200**	24,200
Non-hazardous waste – Mineral tailings	kilotonnes	**106,000**	151,000
Accidental discharges of water and tailings [5]	megalitres	**0**	0
Emissions			
GHG – Scope 1	millions of tonnes CO_2-e	**11.3**	20.7
GHG – Scope 2	millions of tonnes CO_2-e	**6.7**	17.6
GHG Scope 1 & 2	millions of tonnes CO_2-e	**18.0**	38.3
Intensity [4]		**2.8**	3.8

62 BHP Billiton Sustainability Report 2016

Performance data – Environment[1] continued

		2016	2015[2]
Emissions continued			
GHG – Scope 3 – Use of sold products[6]	millions of tonnes CO_2-e	**284.6**	316
GHG – Scope 3 – Purchased goods and services (including capital goods)	millions of tonnes CO_2-e	**7.4**	
GHG – Scope 3 – Fuel and energy related activities	millions of tonnes CO_2-e	**1.6**	
GHG – Scope 3 – Upstream transportation and distribution	millions of tonnes CO_2-e	**5.1**	
GHG – Scope 3 – Downstream transportation and distribution	millions of tonnes CO_2-e	**7.5**	
GHG – Scope 3 – Employee community in operations	millions of tonnes CO_2-e	**0.1**	
GHG – Scope 3 – Business travel	millions of tonnes CO_2-e	**0.1**	
GHG – Scope 3 – Processing of sold products	millions of tonnes CO_2-e	**309.1**	
GHG – Scope 3 – Investments	millions of tonnes CO_2-e	**2.5**	
GHG – Scope 3 – Total[7]	millions of tonnes CO_2-e	**618**	
Total oxides of sulphur	tonnes	**18,600**	50,900
Total oxides of nitrogen	tonnes	**71,500**	78,000
Total mercury	tonnes	**0.0**	0.6

	2016		
Business data summary	**GHG Scope 1 & 2 millions of tonnes CO_2-e[8]**	**Total energy use PJ**	**Energy use electricity PJ**
Copper	6.9	48.7	23.7
Iron Ore	2.1	29.2	1.2
Coal	5.3	37.0	5.7
Petroleum and Potash	3.7	31.1	0.4
BHP Billiton Total[9]	**18.0**	**146**	**31**

Regional environment fines levied[5]	**2016**	**Number of fines**
Australia	US$60,609	3
North America	US$4,305	1
South America	US$10,070	1

(1) Comparisons of FY2016 data to FY2015 data must be made with consideration to the divestment of South32.
(2) Data in italics indicates that data has been adjusted since it was previously reported.
(3) Data does not include land managed for conservation as part of social investment.
(4) Our reported FY2016 GHG intensity was 2.8 tonnes of CO_2-e (Scope 1 and 2 emissions) per tonne of copper equivalent production. Our reported FY2016 energy intensity was 23 petajoules per tonne of copper equivalent production. Copper equivalent production has been based on FY2013 average realised product prices. Rather than use an intensity metric, we have set ourselves a challenging goal to limit our overall emissions by setting an absolute target, keeping our FY2017 GHG emissions below our FY2006 baseline while we continue to grow our business.
(5) Data does not include the dam failure at Samarco, our non-operated joint venture.
(6) FY2015 data excludes production from South32 operations.
(7) Our Scope 3 emissions have been calculated in line with the GHG Protocol. Please refer to *www.bhpbilliton.com* for further details of our calculations.
(8) In accordance with the new GHG Protocol Scope 2 disclosure requirements our market-based Scope 2 emissions were 6.8Mt CO_2-e which compare to our location-based Scope 2 emissions of 6.8Mt CO_2-e. Unless otherwise noted, all scope 2 emissions reported are calculated using the market-based method. Our market-based Scope 2 emissions were calculated using supplier specific emissions factors. A residual mix is currently unavailable to account for voluntary purchases and this may result in double counting between electricity consumers.
(9) Total includes Group functions.

	Designated protected areas adjacent to land managed by our assets	**Designated protected areas on land managed by our assets**	**Size of common land on or overlapping designated protected area**
	Number	**Number**	**Hectares**
Terrestrial			
Australia	10	4	299,202[1]
North America	2	10	4,134
South America	1	0	0
Maritime			
Australia	1	1	77

(1) Material contributor (272,661 ha) includes the Special Water Licence areas designated for groundwater extraction by the South Australian Government. The environmental values of Lake Eyre are not affected by this groundwater extraction.

BHP Billiton Sustainability Report 2016 63

KMPG
Independent Assurance Report to the Directors and Management of BHP Billiton
Our conclusions:
1) Sustainability Report 2016 – Limited assurance
Based on the procedures performed, and evidence obtained, we are not aware of any material misstatements in the BHP Billiton Sustainability Report 2016 for the year ended 30 June 2016 (‘Sustainability Report 2016’), which is prepared in accordance with the GRI G4 Sustainability Reporting Guidelines, the ICMM Sustainable Development Framework and the basis of preparation as disclosed in the Sustainability Report 2016.
2) GHG Emissions – Reasonable assurance
In our opinion, in all material respects, BHP Billiton’s reported greenhouse gas (GHG) emissions of 18 Mt CO2-e (Scope 1 and 2) for the year ended 30 June 2016, are prepared in accordance with the World Resources Institute/World Business Council for Sustainability Development (WRI/WBCSD) GHG Protocol (market-based method) and the basis of preparation as disclosed in the Sustainability Report 2016.
3) Voluntary Social Investment – Reasonable assurance
In our opinion, in all material respects, BHP Billiton’s reported voluntary social investment of US$178.7 million for the year ended 30 June 2016 is prepared in accordance with the basis of preparation as disclosed in the Sustainability Report 2016.
Criteria used as the basis of reporting
The criteria used as the basis of reporting includes the GRI G4 Sustainability Reporting Guidelines published by the Global Reporting Initiative (GRI), the ICMM Sustainable Development Framework published by the International Council on Mining and Metals (ICMM), the GHG Protocol published by the WRI/WBCSD, and the basis of preparation disclosed in the Sustainability Report 2016 prepared by the Directors and Management of BHP Billiton Limited and BHP Billiton Plc (collectively BHP Billiton).
Basis of conclusions
We conducted our work in accordance with International Standard on Assurance Engagements ISAE 3000 Assurance Engagements other than Audits or Reviews of Historical Financial Information and ISAE 3410 Assurance on Greenhouse Gas Statements (Standards). In gathering evidence for our conclusions our assurance procedures comprised:
interviews with senior management and relevant staff at corporate and 16 operating sites;
assessment of the suitability and application of the criteria in respect of the disclosed information;
evaluation of the design and implementation of the key systems, processes and controls for collecting, managing and reporting the information within the Sustainability Report 2016, and testing of certain controls for collecting, managing and reporting the GHG emissions and voluntary social investment;
risk analysis, including print and social media searches, to validate the completeness of BHP Billiton’s own materiality assessment and to determine the scope of assurance testing at corporate and operating sites;
assessment of the reasonableness of the assumptions underlying the forward-looking statements set out in the Sustainability Report 2016;
agreeing the information included in the Sustainability Report 2016 to relevant underlying sources on a sample basis;
agreeing the GHG emissions and voluntary social investment data to relevant underlying sources in accordance with the International Standard on Auditing ISA 530 Audit Sampling and Other Means of Testing;
an assessment that the indicators reported were in accordance with the GRI G4 Comprehensive level of disclosures.
GHG emissions quantification is subject to inherent uncertainty because of incomplete scientific knowledge used to determine emissions factors and the values needed to combine emissions of different gases.
In accordance with the Standards we have:
• used our professional judgement to plan and perform the engagement to obtain assurance that the Sustainability Report 2016, GHG emissions and voluntary social investment are free from material misstatement, whether due to fraud or error;
• considered relevant internal controls when designing our assurance procedures, however we do not express a conclusion on their effectiveness;
• ensured that the engagement team possesses the appropriate knowledge, skills and professional competencies.
How we define limited and reasonable assurance
Limited assurance consists primarily of enquiries and analytical procedures as described above. The procedures performed in a limited assurance engagement vary in nature and timing, and are less in extent than for a reasonable assurance engagement. Consequently the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Reasonable assurance is a high level of assurance but, due to the use of sampling techniques, it is not a guarantee that it will always detect a material misstatement when it exists.
BHP Billiton’s responsibility
BHP Billiton is responsible for:
determining that the criteria is appropriate to meet its needs;
preparing and presenting the Sustainability Report 2016, GHG emissions and voluntary social investment in accordance with the criteria;
determination of BHP Billiton’s GRI level of disclosures in accordance with the GRI guidelines;
establishing internal controls that enable the preparation and presentation of the Sustainability Report 2016, GHG emissions and voluntary social investment that are free from material misstatement, whether due to fraud or error;
maintaining integrity of the website.
Our responsibility
Our responsibility is to perform:
limited assurance in respect of the Sustainability Report 2016, including Subject Matters 1 to 4 of the ICMM Sustainable Development Framework;
reasonable assurance in respect of the GHG emissions and voluntary social investment; and
to issue an assurance report that includes our conclusions.
Use of this Assurance Report
This report has been prepared for BHP Billiton. We disclaim any assumption of responsibility for any reliance on this report, to any person other than BHP Billiton, or for any other purpose than that for which it was prepared.
Our independence and quality control
We have complied with the independence and other relevant ethical requirements of the Code of Ethics for Professional Accountants of the International Federation of Accountants, and the applicable requirements of the International Standard on Quality Control 1 to maintain a comprehensive system of quality control.
KPMG
KPMG
Melbourne
8 September 2016
© 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. The KPMG name and logo are registered trademarks or trademarks of KPMG International.
Liability limited by a scheme approved under Professional Standards Legislation.
64 BHP Billiton Sustainability Report 2016

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